Exhibit 2.1
ASSET PURCHASE AGREEMENT
among
PIPER JAFFRAY COMPANIES,
PIPER JAFFRAY & CO.,
and
UBS FINANCIAL SERVICES INC.
Dated as of April 10, 2006
Relating to the Purchase and Sale of the
Private Client Services Business

i

Exhibit A — Key Terms of Transition Services Agreements
Exhibit B — Sellers’ Officers
Schedule 12.3 — Form of FIRPTA Certificate

v

INDEX OF DEFINED TERMS

TERM	REFERENCE
Accountants	Section 3.2(c)
Acquisition Consideration	Section 3.1(a)
Adjustment Factor	Section 3.2(i)
Agreement	Preamble
Allocation	Section 3.6
Assets	Section 1.1
Assumed Liabilities	Section 2.1
Base Acquisition Consideration	Section 3.1(a)(i)
Books and Records	Section 1.1(j)
Business	Recitals
Buyer	Preamble
Buyer Indemnified Person	Section 11.1(a)
Buyer’s DC Plan	Section 10.8
Buyer’s Flex Plans	Section 10.7
Buyer’s Plans	Section 10.2
Closing	Section 3.3
Closing Date	Section 3.3
Closing Statement	Section 3.2(a)
COBRA	Section 10.6
Code	Section 3.5(a)
Company	Preamble
Confidentiality Agreement	Section 6.1
Contracts	Section 1.1(g)
Conversion Date	Section 3.2(a)
Customer Provided Information	Section 12.4
Damages	Section 11.1(a)
Disclosure Schedule	Section 5
DOJ	Section 9.4(b)
Employees	Section 5.17(a)
Environmental Claim	Section 5.16(a)(i)
Environmental Laws	Section 5.16(a)(ii)
Environmental Permits	Section 5.16(a)(iii)
ERISA	Section 5.13(a)
Estimated Acquisition Consideration	Section 3.1(c)
Estimated Net Asset Adjustment	Section 3.1(b)
Estimated Unretained Revenue Adjustment	Section 3.1(b)
Exchange Act	Section 1.1(p)
Excluded Assets	Section 1.2
Excluded Liabilities	Section 2.2
Final Margin Loan Amount	Section 3.2(a)(i)
Final Net Asset Adjustment	Section 3.2(f)
Final Net Asset Amount	Section 3.2(a)(ii)
Final Unretained Revenue Adjustment	Section 3.2(h)

TERM	REFERENCE
Financial Statements	Section 5.3(a)
FTC	Section 9.4(b)
GAAP	Section 3.2(a)
Governmental Entity	Section 2.2(i)
Hazardous Substance	Section 5.16(a)(iv)
HIPAA	Section 8.3
HSR Act	Section 5.2(b)
Indemnitee	Section 11.4
Indemnitor	Section 11.4
IRS	Section 3.5(c)
Key Employees	Section 5.17(b)
Knowledge	Section 27
Leased Real Estate	Section 1.1(a)
Lien	Section 5.5(a)
Material Adverse Effect	Section 4.2(c)
Material Contracts	Section 5.10(b)
Maximum Adjustment Amount	Section 3.2(h)(i)
NASD	Section 2.2(i)
Net Asset Statement	Section 3.2(a)
Notice Period	Section 11.4(b)
NYSE	Section 2.2(i)
Ordinary Course of Business	Section 5.14
Parent	Preamble
Permits	Section 1.1(h)
Permitted Liens	Section 5.6
Personal Property Leases	Section 1.1(d)
Policies	Section 5.12
Preliminary Net Asset Statement	Section 5.3(a)
Pro Rata Portion	Section 3.5(b)
Real Estate Leases	Section 1.1(b)
Regulatory Agreement	Section 5.15(e)
Retained Revenue Percentage	Section 3.2(a)(iii)
SEC	Section 2.2(i)
Seller Indemnified Person	Section 11.2(a)
Sellers	Preamble
Sellers’ Flex Plans	Section 10.7
Sellers’ Plans	Section 5.13(a)
Sellers’ Retirement Plans	Section 10.8
Sellers’ Severance Practice	Section 10.3
Tangible Personal Property	Section 1.1(c)
Tax Records	Section 3.5(c)
Tax Return	Section 3.5(d)
Taxes	Section 3.5(r)
Taxing Authority	Section 3.5(f)

TERM	REFERENCE
Third-Party Claim	Section 11.4(a)
Third-Party Claim Notice	Section 11.4(a)
Transfer Taxes	Section 3.4(b)
Transferred Employees	Section 10.1(a)
Treasury Regulations	Section 3.5(g)
WARN Act	Section 5.17(f)

     ASSET PURCHASE AGREEMENT, dated as of April 9, 2006 (this “Agreement”), is made among Piper Jaffray Companies (“Parent”), Piper Jaffray & Co. (the “Company”), and UBS Financial Services Inc. (“Buyer”). Parent and the Company are collectively referred to herein as “Sellers.”
RECITALS
     A. Parent. Parent is a Delaware corporation having its principal place of business in Minneapolis, Minnesota.
     B. The Company. The Company is a Delaware corporation having its principal place of business in Minneapolis, Minnesota. The Company is a wholly owned subsidiary of Parent.
     C. The Business. The Company, through its Private Client Services division, is engaged in the business of providing securities brokerage, advisory, and other related services to investors through its network of retail sales offices (the “Business”).
     D. Acquisition of Assets. Sellers desire to sell, and Buyer desires to purchase, certain assets of Parent and the Company used primarily in the Business on the terms and subject to the conditions of this Agreement in consideration of the payment by Buyer of the Acquisition Consideration (as defined below) and the assumption by Buyer of certain liabilities and obligations of the Business described in this Agreement.
     NOW, THEREFORE, in consideration of the premises, and of the mutual covenants, representations, warranties and agreements contained herein, the parties agree as follows:
     1. Purchase and Sale of Assets.
     1.1 Generally. On the terms and subject to the conditions of this Agreement and subject to Section 1.2, Sellers agree to sell, transfer, convey, and deliver to Buyer, and Buyer agrees to purchase, all of the Company’s right, title, and interest as of the Closing Date (as defined in Section 3.3) in all property and assets, whether tangible or intangible, used primarily in the Business (the “Assets”), including:
     (a) the leasehold and subleasehold interests of the Company in all real property used primarily in the Business, together with all interests of the Company in the buildings, structures, installations, fixtures, and other improvements situated thereon and all easements, rights of way, and other rights, interests, and appurtenances of the Company therein or thereunto pertaining (collectively, “Leased Real Estate”);
     (b) all lease and sublease agreements to which the Company is a party relating to the Leased Real Estate (collectively, “Real Estate Leases”);
     (c) all furniture, fixtures, equipment (including computer hardware and data processing equipment), machinery, and other tangible personal property either (i) primarily related to the Business or (ii) used in the Business and located on the Leased Real Estate (collectively, “Tangible Personal Property”);
     (d) all leases of Tangible Personal Property as to which the Company is the lessee (the “Personal Property Leases”);
     (e) all warranties or guarantees by any manufacturer, supplier, or other transferor to the extent primarily related to any of the Assets;
     (f) all unpaid accounts, notes, and other receivables in favor of the Sellers or any of their respective subsidiaries with respect to the Business (including notes receivable from Transferred Employees, as defined in Section 10.1), together with all collateral security therefor;
     (g) subject to Sections 1.3(a) and 9.7, all contracts, commitments, and other agreements to which the Sellers or any of their respective subsidiaries is a party that are primarily related to the Business, including contracts relating to customer accounts and all rights, receivables or releases in favor of the Sellers or any of their respective subsidiaries under any compensation, loan, severance, settlement or other agreement between the Sellers or any of their respective subsidiaries and any Transferred Employee (“Contracts”);
     (h) subject to Section 1.3(a), the franchises, approvals, permits, licenses, orders, registrations, certificates, variances, and similar rights obtained from governments and governmental agencies primarily related to the Business, to the extent assignable (the “Permits”);
     (i) subject to Section 9.7, all information regarding customers of the Business and their accounts in the possession of the Company, to the extent permitted by law; provided, however, that Sellers shall have the right to keep a copy of such customer information to the extent required by applicable law;
     (j) all other books and records primarily related to the Business (collectively, “Books and Records”); provided however, that Sellers shall have the right to keep a copy of such Books and Records to the extent required by applicable law;
     (k) all rights of the Company under any refunds, other than refunds with respect to Taxes (as defined in Section 3.5(e)), deposits, rights of set off, and rights of recoupment, in each case that are primarily related to the Business;
     (l) all prepaid expenses (including prepaid rent under the Real Estate Leases) and goodwill to the extent related to the Business (other than prepaid Taxes described in Section 1.2(n));
     (m) subject to Section 9.7, all margin and other customer debit balances of the Sellers or any of their respective subsidiaries to the extent related to the Business;

     (n) to the extent transferable, all telephone numbers used primarily in the Business;
     (o) the net aggregate amount of the balances (positive and negative) credited to all Transferred Employees under Sellers’ Flex Plans (as defined in Section 10.7) as of the Closing Date; and
     (p) subject to Section 9.7, all customer relationships, customer accounts and customer property related to the Business, including all assets and rights (including any funds, securities, commodity positions or other instruments) held for customers by or on behalf of the Company (including for distribution or payment or as collateral) under the possession-and-control provisions of Section 15(c)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 15c3-3 thereunder or otherwise.
     1.2 Excluded Assets. Sellers are not selling, transferring or assigning, and Buyer is not purchasing, any property or assets other than as described in Section 1.1 (the “Excluded Assets”). Without limiting the generality of the foregoing, the following property and assets of Sellers constitute Excluded Assets, notwithstanding anything to the contrary provided in Section 1.1:
     (a) cash, cash equivalents, securities (whether or not marketable), and investments (except to the extent provided in Sections 1.1(k), 1.1(l), 1.1(m) and 1.1(p));
     (b) all rights of either Seller to any refunds for Taxes levied and imposed upon, or in connection with, the Assets or the conduct or operation of the Business on or before the Closing Date (provided, that no rights of either Seller for any such refund shall be included in the Preliminary Net Asset Statement (as defined in Section 5.3(a));
     (c) either Seller’s rights under the contracts, commitments, and other agreements that primarily relate to any business of either Seller other than the Business;
     (d) either Seller’s rights under any policies of insurance or any benefits, proceeds, or premium refunds payable or paid thereunder or with respect thereto;
     (e) the corporate charter, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, Tax Returns (as defined in Section 3.5(d)) and other Tax Records (as defined in Section 3.5(c)), seals, minute books, stock transfer books, and similar organizational documents of either Seller;

     (f) the rights of either Seller under this Agreement or any other agreement between either Seller and Buyer executed in connection with the transactions contemplated hereby;
     (g) all Sellers’ e-mail addresses, URLs, websites and website content;
     (h) all copyrights, trademarks, trade names, domain names, service marks, logos, and goodwill appurtenant thereto, corporate names, or comparable intellectual properties, or any registration or application for any of the foregoing, owned or licensed by either Seller (or any of its affiliates);
     (i) except as provided to the contrary in Section 10, all assets held with respect to Sellers’ Plans (as defined in Section 5.13(a));
     (j) other than Books and Records, all assets related to any accounting, information technology or services, legal, compliance, human resources, training and development, payroll, treasury, insurance, Tax, marketing, or other general and administrative services supplied by either Seller or any of its affiliates;
     (k) all intercompany accounts between either Seller and any of its affiliates, which accounts are subject to Section 9.5;
     (l) rights of either Seller to indemnification from clients and other third parties with respect to any of the Excluded Liabilities (as defined in Section 2.2) for actions occurring prior to the Closing;
     (m) rights of either Seller in Piper Jaffray & Co. v. Trophy Properties, L.L.C., Case No. CI 05 3647 (Dist. Ct. of Lancaster County, NE), to the extent such rights relate to the recovery of amounts actually paid in respect of tenant improvements prior to Closing (as defined in Section 3.3);
     (n) all prepaid Taxes to the extent such Taxes relate to any taxable period, or portion thereof, ending on or before the Closing Date;
     (o) all contracts, commitments, other agreements, information, margin and other debit balances of Sellers or any of their respective subsidiaries to the extent related to a customer relationship that Buyer elects not to assume pursuant to Section 9.7;
     (p) subject to Section 1.3(b), the Contracts set forth in Section 5.10(a)(v) of the Disclosure Schedule; and
     (q) the assets set forth in Section 1.2(q) of the Disclosure Schedule.
     1.3 Procedures for Assets not Transferable; Unassumed Contracts.
     (a) If any Asset is not assignable or transferable to Buyer without the consent of any Governmental Entity (as defined in Section 2.2(i)) or third person

(other than Sellers), and such consent has not been obtained on or prior to the Closing Date, this Agreement shall not constitute an assignment or transfer thereof unless and until such consent is obtained. In such case, Sellers shall (a) use reasonable best efforts and cooperate with Buyer to obtain such consent as soon as practicable after the Closing Date; (b) use reasonable best efforts to provide Buyer the benefit of the Assets and (c) cooperate in any reasonable and lawful arrangement designed to provide such benefits to Buyer. Nothing in this Section 1.3 shall affect the ability of a party hereto to assert the failure of a Closing condition set forth in Section 4 below.
     (b) In the event that, following the date hereof, Buyer determines that it would like to assume any of the Contracts set forth on Section 5.10(a)(v), Buyer and Sellers shall cooperate to enter into a reasonable arrangement with respect to the transfer of such Contract to Buyer, to the extent (i) such Contract is transferable and (ii) such Contract is solely related to the Assets or the Business. Following such transfer, such Contract shall constitute a transferred Asset.
     2. Assumption of Liabilities.
     2.1 Generally. On the terms and subject to the conditions of this Agreement, at the Closing, Buyer shall assume, and hereby agrees to pay, perform and discharge, and observe fully and timely, all liabilities and obligations, known or unknown, asserted or unasserted, absolute or contingent, of Sellers to the extent solely relating to or arising out of the Business or the Assets, whether arising before, on, or after the Closing Date (collectively, the “Assumed Liabilities”), other than liabilities or obligations constituting Excluded Liabilities. To the extent that either Seller pays an Assumed Liability following the Closing Date, Buyer shall reimburse that Seller for any amount so paid reasonably promptly following a request from Sellers, accompanied by reasonable documentation, for payment. Without limiting the generality of the foregoing, the following liabilities constitute, to the extent related to the Business, Assumed Liabilities:
     (a) to the extent arising from or related to any period following the Closing, all liabilities and obligations of Sellers under or in respect of the Leased Real Estate, Real Estate Leases, Personal Property Leases, and Contracts;
     (b) to the extent arising from or related to any period following the Closing, all unpaid accounts payable of Sellers to the extent solely related to the Business and all accrued expenses of Sellers to the extent solely related to the Business;
     (c) all liabilities and obligations with respect to Sellers’ Plans expressly assumed by Buyer pursuant to Section 10;
     (d) all liabilities and obligations under any client service transition agreements listed on Section 2.1(d) of the Disclosure Schedule to which a Transferred Employee is a party;

     (e) all liabilities and obligations arising from any litigation, arbitration, customer complaint, workers’ compensation, or other claim brought by any person or entity, or proceeding pending or threatened against the Business or the Assets, including those identified in Section 5.11 of the Disclosure Schedule (as defined in Section 5) as well as any claims or proceedings, known or unknown, asserted or unasserted, relating to the sale of products or services provided by the Business, or otherwise related to the operation of the Business, whether arising before, on, or after the Closing Date (including the responsibility to manage such matters), except to the extent provided to the contrary under Section 2.2;
     (f) all liabilities and obligations relating to the ownership or condition of the tangible Assets on or after the Closing Date;
     (g) any obligation or liability of Sellers to pay or perform any obligation or liability (i) pursuant to any guaranty or obligation or lien, security interest, or other encumbrance on, or in respect of, any collateral of any Seller (other than the Assets) to ensure performance given or made by any such Seller to the extent solely in connection with the Business, or (ii) that otherwise arises on or after the Closing Date as a matter of law or contract to the extent solely in connection with the Business;
     (h) all Taxes attributable to the Assets (other than Taxes for which Sellers are liable), as set forth in Section 3.4;
     (i) all customer cash and margin credits; and
     (j) all deferred revenue related to annual customer account fees.
     2.2 Excluded Liabilities. Notwithstanding anything to the contrary provided herein, Buyer does not assume and will not become responsible for any liability of Sellers except the Assumed Liabilities (the “Excluded Liabilities”). To the extent that Buyer pays an Excluded Liability following the Closing Date, Parent shall cause the Company to reimburse Buyer for any amount so paid reasonably promptly following a request from Sellers, accompanied by reasonable documentation, for payment. Without limiting the generality of the foregoing, and not withstanding anything to the contrary herein, the following liabilities constitute Excluded Liabilities and shall be the responsibility of the Sellers:
     (a) any liability or obligation of Sellers or their respective subsidiaries for money borrowed;
     (b) any liability or obligation of Sellers or their respective subsidiaries for Taxes as set forth in Section 3.4;
     (c) any liability or obligation of Sellers or their respective subsidiaries for costs and expenses (other than Buyer’s liability for Transfer Taxes, as defined in Section 3.4(b)) in connection with the negotiation and execution of this Agreement or the consummation of the transactions contemplated hereby;

     (d) any liability or obligation of Sellers or their respective subsidiaries under this Agreement or under any other agreement between one or both Sellers and Buyer executed in connection with the transactions contemplated hereby;
     (e) any liability or obligation relating to Sellers’ Plans except as expressly provided to the contrary in Section 10;
     (f) all payment obligations relating to compensation, cash commissions, transition payments, cash awards, incentive payments and bonuses that are payable with respect to services performed by Employees (as defined in Section 5.17(a)) on or before the Closing Date except as expressly provided to the contrary in Section 10;
     (g) all liabilities and obligations under any client service transition agreements except as expressly provided in Section 2.1(d) hereof;
     (h) all intercompany accounts between either Seller and any of its affiliates, which accounts are subject to Section 9.5;
     (i) any liability or obligation of Sellers or their respective subsidiaries in connection with any regulatory proceeding, investigation, charge, or sanction relating to or arising from the conduct of the Business prior to the Closing Date by or before any government, state, territory or other political subdivision, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including the United States Securities and Exchange Commission (the “SEC”) or any other government authority, agency, department, board, commission or instrumentality of the United States, any state or territory of the United States or any political subdivision thereof, and any governmental or non-governmental self-regulatory organization, agency or authority (including the New York Stock Exchange (the “NYSE”), National Association of Securities Dealers (the “NASD”) and the Commodity Futures Trading Commission) (each, a “Governmental Entity”);
     (j) the litigation and related matters described on Section 2.2(j) of the Disclosure Schedule;
     (k) any liability or obligation of Sellers relating to compensation (including without limitation deferred compensation) forfeited or claimed to have been forfeited by any Employee in connection with the transactions contemplated hereby;
     (l) to the extent arising from or related to any period prior to the Closing, any liability of the Business that has been or would be accounted for by the Business or the Sellers in connection with the Business as “checks and drafts payable,” “payables to broker-dealers,” “stock loans,” “trading securities sold short,” “employee compensation,” “contingent reserves,” or “accounts payable and accrued expenses;”

     (m) to the extent arising from or related to any period prior to the Closing, all liabilities and obligations of Sellers under or in respect of the Leased Real Estate, Real Estate Leases, Personal Property Leases, and Contracts;
     (n) to the extent arising from or related to any period prior to the Closing, all unpaid accounts payable of Sellers and all accrued expenses of Sellers; and
     (o) liabilities and obligations to the extent related to any Excluded Asset (including, without limitation, customer relationships that Buyer elects not to assume pursuant to Section 9.7 and any litigation, arbitration, customer complaint or other claim or proceeding to the extent related to such customer relationship) or to any business of either Seller other than the Business.
     2.3 Relationship to Indemnification. Nothing in this Section 2 shall limit the indemnification obligations of Sellers under Section 11.1(a)(i) or Buyer under Section 11.2(a)(i).
     3. Acquisition Consideration; Closing; Taxes.
     3.1 Acquisition Consideration.
     (a) As consideration for the Assets, Buyer shall assume the Assumed Liabilities and shall pay to Sellers, in the manner described herein, an amount (such amount, the “Acquisition Consideration”) equal to:
     (i) $575,000,000 (the “Base Acquisition Consideration”);
     (ii) plus the Final Margin Loan Amount (as defined in Section 3.2(a)(i));
     (iii) plus or minus, as applicable, the Final Net Asset Adjustment (as defined in Section 3.2(f));
     (iv) minus the Final Unretained Revenue Adjustment (as defined in Section 3.2(h)).
     (b) Not later than five business days prior to the scheduled Closing Date, the Company shall deliver to Buyer the Sellers’ good faith estimates (together with reasonably detailed back-up data to support such estimates), which estimates shall be reasonably acceptable to Buyer, of (i) the Final Net Asset Adjustment (such estimate, the “Estimated Net Asset Adjustment”) and (ii) the Final Unretained Revenue Adjustment (such estimate, the “Estimated Unretained Revenue Adjustment”). The Estimated Net Asset Adjustment and Estimated Unretained Revenue Adjustment shall each be prepared in accordance with the methodologies to be used in the determination of the Final Net Asset Adjustment and the Final Unretained Revenue Adjustment, in each case as described herein.

     (c) At Closing, Buyer shall deliver to Sellers’ an amount (such amount, the “Estimated Acquisition Consideration”) equal to (i) the Base Acquisition Consideration, (ii) plus or minus, as applicable, the Estimated Net Asset Adjustment, (iii) minus the Estimated Unretained Revenue Adjustment. Such payment shall be made at the Closing by wire transfer of immediately available U.S. funds to an account to be specified in a written notice delivered by Sellers to Buyer at least five business days prior to the Closing.
     3.2 Closing Statement; Final Margin Loan Amount; Final Net Asset Adjustment; Final Unretained Revenue Adjustment.
     (a) Within sixty days following the date upon which the operational and accounting systems of the Business are converted to Buyer’s operational platform (such date, the “Conversion Date”), Buyer will prepare and deliver to Sellers an unaudited statement of the net assets of the Business acquired by Buyer as of the Closing Date (the “Net Asset Statement”), prepared by Buyer in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a basis consistent with the Preliminary Net Asset Statement (as defined in Section 5.3(a)). Concurrent with the delivery of the Net Asset Statement, Buyer will deliver a statement (the “Closing Statement”) to Sellers, setting forth:
     (i) the net value of all margin loans (calculated as (A) the sum of customer cash debits and customer margin debits, minus (B) the sum of customer cash credits and customer margin credits) as of the Conversion Date (the “Final Margin Loan Amount”);
     (ii) the amount, which may be positive or negative, as of the Closing Date of (A) the assets set forth on the Net Asset Statement and actually acquired by Buyer less (B) the liabilities set forth on the Net Asset Statement and actually assumed by Buyer, in each case excluding any amounts included in the Final Margin Loan Amount (the “Final Net Asset Amount”); and
     (iii) (A) the names of those financial advisors that either were employed in the Business as of thirty days following the Conversion Date (to be determined based on financial advisors converted to Buyer’s operating platform) or were employed in the Business immediately following the Conversion Date but terminated by Buyer during such thirty-day period, (B) the “product revenue” (as such term is used in the Business) of the Business generated by each such financial advisor (expressed as a both a dollar amount and as a percentage of the total product revenue generated by all advisors employed by the Business at March 31, 2006), in each case for the twelve-month period ended March 31, 2006, and (C) the aggregate percentage of total product revenues of the Business generated by all such financial advisors for the twelve-month period ended March 31, 2006 (such aggregate percentage, the “Retained Revenue Percentage”).

     (b) The Company shall have a period of thirty days from the date of delivery by Buyer to review the Closing Statement. If the Company agrees with the Closing Statement or does not give written notice of any disagreement within such thirty-day period, then upon the Company advising Buyer that the Closing Statement is acceptable or the expiration of such thirty-day period, whichever is earlier, such Closing Statement shall be considered accepted and binding upon Sellers and Buyer.
     (c) If the Company does not agree with any portion of the Closing Statement, then, within thirty days of the date the Closing Statement is given to the Company, it shall give notice thereof to Buyer and list the areas of disagreement. All amounts not disputed in the notice delivered from the Company to Buyer shall be considered accepted and binding on the Sellers and Buyer. The parties shall work in good faith to try to resolve these differences. If, within ten business days after the delivery of the Company’s notice (if any) to Buyer, the Company and Buyer are unable to resolve any differences arising as a result of the Closing Statement, the parties shall submit, within twenty days following the expiration of such ten business day period, a statement of all unresolved differences together with copies of the Net Asset Statement and the Closing Statement to the national office of an independent, nationally recognized accounting firm to be mutually agreed upon by the parties (the “Accountants”) for a binding and nonappealable determination, which the parties shall request be rendered within thirty days after such submission. All fees and expenses of the Accountants incurred in this capacity shall be billed to and shared by the Company and Buyer equally. In the event the Accountants are then unwilling or unable to serve as contemplated hereby, Buyer and the Company shall use their reasonable best efforts to select another mutually agreeable independent nationally-recognized certified public accounting firm to render a final determination.
     (d) Each party hereto may file with the Accountants such briefs, affidavits and supporting documents as they deem appropriate; provided, that such materials shall be submitted not later than the expiration of the twenty-day period referred to in Section 3.2(c) above. The Accountants shall only be authorized on any one issue to decide in favor of and choose the position of either of the parties. The Accountants shall base their decision solely upon the express terms of this Agreement (including, without limitation, the requirement that the Net Asset Statement be prepared in accordance with GAAP) and the submissions of the parties and not upon an independent investigation. The parties shall request that the Accountants’ decision be in writing, set forth the calculations made in reaching its decision and describe the manner in which such calculations were made.
     (e) Upon final determination of the Final Margin Loan Amount, Buyer shall pay to the Company the Final Margin Loan Amount.

     (f) The “Final Net Asset Adjustment” shall be an amount (which amount may be a positive or negative number) equal to the Final Net Asset Amount (as such amount may be finally determined in accordance with this Section 3.2) minus $23,520,000.
     (g) Upon final determination of the Final Net Asset Adjustment, (i) if the Final Net Asset Adjustment Amount is greater than the Estimated Net Asset Adjustment, then Buyer shall pay to the Company the amount of such excess, and (ii) if the Final Net Asset Adjustment is less than the Estimated Net Asset Adjustment, then Sellers shall pay to Buyer the amount of such shortfall.
     (h) The “Final Unretained Revenue Adjustment” shall be an amount determined as follows:
     (i) if the Retained Revenue Percentage is less than 80%, the Final Unretained Revenue Adjustment shall be $75 million (the “Maximum Adjustment Amount”);
     (ii) if the Retained Revenue Percentage is 80% or greater but less than 90%, the Final Unretained Revenue Adjustment shall the Maximum Adjustment Amount multiplied by the Adjustment Factor (as defined below); and
     (iii) if the Retained Revenue Percentage is 90% or greater, than the Final Unretained Revenue Adjustment shall be zero.
     (i) The “Adjustment Factor” shall equal (i) .90 minus the Retained Revenue Percentage (expressed as a decimal number), multiplied by (ii) 10.
     (j) Upon final determination of the Final Unretained Revenue Adjustment, (i) if the Final Unretained Revenue Adjustment is greater than the Estimated Unretained Revenue Adjustment, then Sellers shall pay to Buyer the amount of such excess, and (ii) if the Final Unretained Revenue Adjustment is less than the Estimated Unretained Revenue Adjustment, then Buyer shall pay to the Company the amount of such shortfall.
     (k) Any payments due pursuant to Sections 3.2(e), (g) or (j) shall be made by wire transfer of immediately available funds within two business days of the final determination of the amount in question.
     (l) The parties hereto agree that judgment may be entered upon the determination of the Accountants in any court having jurisdiction over the party against which such determination is to be enforced.
     3.3 Closing. The consummation of the transactions contemplated hereby (the “Closing”) shall be held at such place as the parties shall agree at such time as they agree not later than the fifth business day to occur following the date on which all of the conditions to Closing set forth in Section 4 shall have been satisfied or waived (other than those to be satisfied or waived at the Closing, but subject to the satisfaction or waiver thereof at Closing), or at such other time and day as the parties may agree; provided, however, that in no event shall Closing occur prior to the 60th day following the date upon which the notices and consent requests are mailed to customers in accordance with Section 6.5. The date on which the Closing occurs is referred to as the “Closing Date.” At the Closing:
     (a) Buyer shall pay to the Company the Estimated Acquisition Consideration, and the Company shall deliver to Buyer a receipt in respect of such payment;
     (b) the Company and Buyer shall deliver to each other a Bill of Sale, Assignment and Assumption Agreement, executed by the Company and Buyer in a mutually acceptable form, and any other endorsements, consents, resignations, appointments, assignments and instruments of conveyance and other documents that Buyer reasonably determines to be necessary or appropriate to transfer the Assets to Buyer;
     (c) the Company and Buyer shall deliver to each other the transition services agreement referenced in Section 9.9, executed by the Company and Buyer, respectively;
     (d) Sellers shall deliver to Buyer a complete and accurate list of all Employees terminated by the Sellers during the ninety days preceding the Closing Date and the dates of such Employees’ terminations; and
     (e) Sellers and Buyer shall deliver to each other the certificates referred to in Sections 4.2(f) and 4.3(c).
     3.4 Taxes.
     (a) Property Taxes and Assessments. In the case of real property Taxes, personal property Taxes, special assessments relating to the Assets and similar ad valorem obligations that are levied with respect to the Assets or the Business for assessment periods within which the Closing Date occurs, Sellers shall pay their Pro Rata Portion of such taxes and Buyer shall pay its Pro Rata Portion of such taxes. If Tax statements for any Assets or the Business are sent directly to any Seller by a Taxing Authority (as defined in Section 3.5(f)) after the date of this Agreement, then that Seller shall cause such statements to be forwarded promptly to Buyer.
     (b) Transfer Taxes. All applicable sales, use, value-added, business, goods and services, transfer, documentary, conveyancing, or similar taxes or expenses and all recording fees that may be imposed as a result of the sale and transfer of the Business and the Assets to Buyer under this Agreement, together with any and all fines, penalties, interest, and additions to Tax with respect thereto (“Transfer Taxes”) shall be shared equally by Buyer and Sellers. Each party hereto hereby agrees to cooperate and timely make all filings, returns, reports, and forms with respect to Transfer Taxes. Buyer shall execute and deliver to Sellers at the Closing any appropriate exemption certificate relating to an occasional sale exemption or any other exemption from Transfer Taxes.
     (c) Taxes Generally. Except as otherwise provided in this Agreement, as among the parties hereto, (i) Sellers shall be responsible for and pay all Taxes levied and imposed upon, or in connection, with the Assets on or before the Closing Date; (ii) Buyer shall be responsible for and pay all Taxes levied or imposed upon, or in connection with, the Assets after the Closing Date; and (iii) Sellers and Buyer will each be responsible for their own income and franchise taxes, if any, arising from the transactions contemplated by this Agreement.
     (d) Contest Provisions. Buyer shall promptly notify Sellers in writing upon the receipt of notice of any pending or threatened audits or assessments with respect to Taxes for which Sellers (or their affiliates) may be liable hereunder. Sellers shall be entitled to participate at their expense in the defenses of any tax audit or administrative or court proceeding relating to Taxes for which Sellers may be liable, and, at their option, take control of the complete defense of, any tax audit or administrative or court proceeding relating to Taxes for which Sellers may solely be liable, and to employ counsel of their choice at their expense. Buyer may not agree to settle any claim for Taxes for which Sellers may be liable without prior written consent of the Sellers.
     Sellers shall promptly notify Buyer in writing upon receipt of notice of any pending or threatened audits or assessments with respect to Taxes for which Buyer (or its affiliates) may be liable hereunder. Buyer shall be entitled to participate at its expense in the defenses of any tax audit or administrative or court proceeding relating to Taxes for which Buyer may be liable, and, at its option, to take control of the complete defense of, any tax audit or administrative or court proceeding relating to Taxes for which Buyer may solely be liable, and to employ counsel of its choice at its expense. Sellers may not agree to settle any claim for Taxes for which Buyer may be liable without prior written consent of Buyer.
     3.5 Definitions Relating to Taxes.
     (a) “Code” means the Internal Revenue Code of 1986, as amended.
     (b) “Pro Rata Portion” means, with respect to Sellers, the number of days in any assessment period within which the Closing Date occurs falling on or before the Closing Date, and with respect to Buyer, the number of days in any such period falling after the Closing Date.
     (c) “Tax Records” means copies of all records of any kind and in whatever format, including all documents, microfiche, microfilm and computer records (including magnetic tape, disc storage, card forms and printed copy) that relate to any withholding Tax imposed on or in connection with the Assets or the

Business, or any information return required to be filed in connection with the Assets or the Business (including Internal Revenue Service (“IRS”) Forms 1099, 1098, 1042, 1042-S, 945, W-2, W-4, I-9, W-8, W-9 and similar forms and IRS determination letters with respect thereto).
     (d) “Tax Return” means any return, statement, report, or form, including in each case any amendments thereto, required to be filed with any Taxing Authority by or with respect to Taxes or any claim for refund.
     (e) “Tax” or “Taxes” means all federal, state, local, or foreign income, profits, franchise, gross receipts, net receipts, capital, capital stock, net worth, sales, use, withholding, turnover, value added, ad valorem, registration, general business, employment, social security, disability, occupation, real property, personal property (tangible and intangible), recording, stamp, transfer, conveyance, severance, production, excise, and other taxes, withholdings, duties, levies, imposts, license and registration fees, and other similar charges and assessments, whether payable directly or by withholding and whether or not requiring the filing of a Tax Return (including all fines, penalties, and additions attributable to or otherwise imposed on or with respect to any such taxes, charges, fees, levies, or other assessments, and all interest thereon and any liability arising pursuant to the application of Treasury Regulation section 1.1502-6 or any similar provision of any applicable state, local or foreign Tax law) imposed by or on behalf of any Taxing Authority.
     (f) “Taxing Authority” means any foreign, federal, state or local government, political subdivision or governmental or regulatory authority, agency, board, bureau, commission, instrumentality or court or quasi-governmental authority, body, or instrumentality exercising any authority to impose, regulate, or administer the imposition of Taxes.
     (g) “Treasury Regulations” means the U.S. treasury regulations (including any successor regulations) promulgated pursuant to the Code.
     3.6 Allocation of Acquisition Consideration. Buyer and Sellers agree to determine the amount of and allocate the Acquisition Consideration (and all other capitalizable costs) among the Assets for all tax purposes in a reasonable manner as calculated by Buyer (the “Allocation”). The Allocation shall be consistent with the provisions of Section 1060 of the Code and the Treasury Regulations thereunder and will be binding on the Buyer and Sellers for all Tax reporting purposes. Buyer shall deliver a draft of such Allocation prior to the Closing. If Sellers disagree with any items reflected on the draft Allocation so provided, Sellers shall notify Buyer of such disagreement and the reasons for so disagreeing, in which case Buyer and Sellers shall attempt in good faith to resolve the disagreement. If Buyer and Sellers cannot agree on a mutually acceptable Allocation after 30 days of good faith negotiations, each of Buyer and Sellers shall use its own allocation for all Tax purposes, and Buyer and Sellers shall not be bound by the provisions of this Section 3.6. Buyer and Sellers will each prepare an IRS Form 8594 in a timely fashion in a manner that conforms with the Allocation. Neither Buyer nor

Sellers, nor any of their respective affiliates, shall take any position on any Tax Return or audit inconsistent with the Allocation unless required to do so by applicable law. To the extent the Acquisition Consideration is adjusted after the Closing Date, Buyer and Sellers will each revise their IRS Form 8594 in accordance with the above procedures. Each of the parties agrees to notify the other if the IRS or any other Taxing Authority proposes a reallocation of such amounts.
     4. Conditions to Closing.
     4.1 Conditions to Each Party’s Obligation. The respective obligations of the parties to effect the Closing are subject to the fulfillment or written waiver of each of the following conditions:
     (a) No Injunction. No Governmental Entity of competent jurisdiction shall have, after the date of this Agreement, enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement.
     (b) Governmental Proceedings. No proceeding initiated by a Governmental Entity that seeks to challenge or restrain the consummation of any of the transactions contemplated by this Agreement shall remain pending.
     (c) Governmental and Regulatory Consents. All consents, approvals and authorizations of, filings and registrations with, and notifications to, all Governmental Entities required for the consummation of the transactions contemplated hereby shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired.
     4.2 Buyer’s Obligation. The obligation of Buyer to effect the Closing is also subject to the fulfillment or written waiver by Buyer of each of the following conditions:
     (a) Representations and Warranties. The representations and warranties of Sellers set forth in (i) Section 5.1 (Organization and Authority), 5.2 (Non-Contravention), 5.3 (Financial Statements) and 5.6 (Assets) shall be true and correct in all material respects and (ii) all other representation and warranties shall be true and correct except where the failure to be so true and correct would in the aggregate not have a Material Adverse Effect (as defined below), in each case as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties speak only as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects, or true and correct except where the failure to be so true and correct would in the aggregate not have a Material Adverse Effect, as applicable, as of such date). For purposes of this Section 4.2, except with respect to clause (a) of Section 5.14, such representations and warranties shall be read without giving effect to any qualification or limitation as to materiality or “Material Adverse Effect.”

     (b) Performance of Obligations of Sellers. Sellers shall have performed or complied with, in all material respects, all obligations and covenants required by this Agreement to be performed or complied with by Sellers by the Closing.
     (c) No Material Adverse Effect. No Material Adverse Effect shall have occurred. As used in this Agreement, “Material Adverse Effect” means any event, change, effect, fact, circumstance or other occurrence that, individually or in the aggregate, is, or would reasonably be expected to be, materially adverse to (x) the operations, results of operations, properties, assets, or condition (financial or otherwise) of the Business as a whole, other than any such change or effect resulting from (i) any change, event, or occurrence generally affecting the industry in which the Business operates; (ii) general economic or securities market conditions in the United States; (iii) changes in laws, regulations, or accounting principles applicable to the Business; (iv) natural disasters or acts of terrorism or war (whether or not declared); (v) the public announcement of this Agreement; or (vi) the loss of any employees, brokers, financial advisors, consultants, customers or customer assets following the announcement of this Agreement or the transactions contemplated hereby, except in each case referred to in clauses (i), (ii), (iii) and (iv), to the extent disproportionately affecting the Business, or (y) the ability of Sellers to perform their obligations under this Agreement or to consummate the transactions contemplated hereby.
     (d) Third Party Consents. All consents or approvals of all persons, other than Governmental Entities, required for or in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including (i) any consents or approvals required pursuant to the Real Estate Leases, (ii) any consents or approvals which are required in connection with the transfer of the Assets to Buyer and (iii) any consents or approvals which are required for the continued operation of the Business by Buyer as heretofore conducted by the Company shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval would not be material to the operation of the Business.
     (e) No Burdensome Condition. None of the consents, approvals and authorizations of, filings and registrations with, and notifications to, Governmental Entities required for the consummation of the transactions contemplated hereby shall have resulted in the imposition of any condition that would require any of the actions, or impose any of the limitations, referred to in Section 9.4(c).
     (f) Closing Certificates. Sellers shall have delivered to Buyer a certificate dated the Closing Date and signed by an executive officer of each Seller confirming the satisfaction of the conditions set forth in Sections 4.2(a) and (b).

     4.3 Sellers’ Obligation. The obligation of Sellers to effect the Closing is also subject to the fulfillment or written waiver by Sellers of each of the following conditions:
     (a) Representations and Warranties. The representations and warranties of Buyer set forth in this Agreement shall be true and correct in all material respects as of the Closing Date (except where the failure to be so true and correct would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated herein).
     (b) Performance of Obligation by Buyer. Buyer shall have performed or complied with, in all material respects, all obligations and covenants required by this Agreement to be performed or complied with by Buyer by the Closing.
     (c) Closing Certificates. Buyer shall have delivered to Sellers a certificated dated the Closing Date and signed by an executive officer of Buyer confirming the satisfaction of the conditions set forth in Sections 4.3(a) and (b).
     5. Representations and Warranties of Sellers. Except as set forth in a correspondingly numbered Section of the disclosure schedule delivered by Sellers to Buyer concurrently with the execution of this Agreement, which shall be arranged in sections corresponding to the number and lettered sections contained in this Section 5 (the “Disclosure Schedule”); provided, however, that disclosure in any section of the Disclosure Schedule shall be deemed to have been set forth in all other applicable sections of the Disclosure Schedule where it is reasonably apparent on the face of the disclosure that such disclosure is applicable to such other sections notwithstanding the omission of any cross reference to such other section), Sellers hereby jointly and severally represent:
     5.1 Organization and Authority. Each Seller is a corporation duly organized, validly existing, and in good standing under Delaware law. Each Seller and each of their respective subsidiaries engaged in the Business is duly qualified and in good standing to do business as a foreign corporation in each jurisdiction in which the Assets or the nature of the Business requires it to be qualified, except where the failure to be so qualified or in good standing does not have a Material Adverse Effect. Each Seller has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate acts and proceedings required to be taken to authorize the execution, delivery, and performance by Sellers of this Agreement and the consummation by Sellers of the transactions contemplated hereby have been duly and properly taken. No vote of any security holders of the Sellers is required under applicable laws to consummate the transaction contemplated hereby. This Agreement has been duly executed and delivered by each Seller and, assuming due authorization, execution, and delivery of this Agreement by Buyer, constitutes a valid and binding obligation of each Seller, enforceable against each Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar laws affecting creditors’ rights generally and by general principles of equity.

     5.2 Non-Contravention.
     (a) The execution, delivery, and performance by Sellers of this Agreement do not, and the consummation by Sellers of the transactions contemplated hereby will not, (i) conflict with, or result in any violation of, any provision of the certificate of incorporation or bylaws of either Seller or any of their respective subsidiaries engaged in the Business, or (ii) conflict with, result in any violation of, or constitute a default under, or create a lien (other than a Permitted Lien, as defined in Section 5.6) on any of the Assets under, or result in the acceleration or termination of, or result in an increase in payment obligations under, any instrument, contract, commitment, agreement, or arrangement to which either Seller or any of their respective subsidiaries engaged in the Business is a party or by which either Seller or any of their respective subsidiaries engaged in the Business or any of the Assets are bound, or any judgment, order, writ, injunction, or decree to which either Seller has been specifically identified as subject, or result in any violation of any statute, law, ordinance, rule, or regulation applicable to either Seller or the Assets (except for customer consents, which are governed by Section 6.5), and except, in the case of clause (ii), where such conflict, violation, default, lien acceleration, termination, or increased obligations would not be material to the Business.
     (b) No consent, approval, license, permit, order or authorization of, or registration, declaration, or filing with, any Governmental Entity is required to be obtained or made by or with respect to Sellers in connection with the execution, delivery, and performance by Sellers of this Agreement or the consummation by Sellers of the transactions contemplated hereby other than compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the approval of the NASD pursuant to NASD Rule 1017; provided, however, that no representation is made as to whether any governmental consents, approvals, licenses, permits, orders, authorizations, registrations, declarations, or filings will need to be obtained by Buyer by reason of the nature of its business or the laws to which it is subject.
     (c) To the Knowledge of Sellers, except for customer consents (which are addressed in Section 6.5) and consents required for the transfer of Real Estate Leases, no consent, approval, license, permit, order, authorization, registration, declaration or filing that is material to the Business is required to be obtained by Seller from any person that is not a Governmental Entity in connection with the execution, delivery, and performance by Sellers of this Agreement or the consummation by Sellers of the transactions contemplated hereby.
     5.3 Financial Statements.
     (a) Section 5.3(a) of the Disclosure Schedule sets forth (a) an unaudited statement of net assets of the Business to the extent to be acquired by Buyer and unaudited statement of income of the Business to the extent to be acquired by Buyer each as of December 31, 2005 and (b) an unaudited statement of net assets of the Business to the extent to be acquired by Buyer as of March 31, 2006 and an unaudited statement of income of the Business to the extent to be acquired by Buyer for the three-month period ended March 31, 2006 (the statements listed in clauses (a) and (b) are referred to as the “Financial Statements” and the unaudited statement of net assets listed in clause (a) is referred to as the “Preliminary Net Asset Statement”). The Financial Statements fairly present, in all material respects, the assets, liabilities, and financial condition of the Business to the extent to be acquired by Buyer at their respective dates and the results of operations of the Business to the extent to be acquired by Buyer for the respective periods covered thereby. The Financial Statements have been prepared in accordance with GAAP on a basis consistent with the principles historically applied by Parent in the preparation of the financial statements for its Private Client Services segment included in Parent’s filings with the SEC, except as expressly disclosed in the notes to the Financial Statements and except that Excluded Assets and Excluded Liabilities and profits and losses related thereto are excluded from the Financial Statements.
     (b) Section 5.3(b) of the Disclosure Schedule sets forth a true, complete and correct schedule of all financial advisors that were employed in the Business as of the March 31, 2006, and the amount of product revenue and the percentage of the total product revenues generated by each such financial advisor, in each case for the twelve-month period ended March 31, 2006, and the aggregate assets or rights (including any funds or securities and any commodity positions) of customers of such financial advisors held by the Company under the possession-and-control provisions of the Exchange Act as of March 31, 2006.
     (c) The financial information set forth on Section 5.3(c) of the Disclosure Schedule is true and correct in all material respects.
     (d) Section 5.3(d) of the Disclosure Schedule set forth a true, complete and correct list of all intercompany accounts related to the Business between either Seller, on the one hand, and any of their respective affiliates, on the other, as of December 31, 2005 and March 31, 2006.
     (e) Neither the Sellers nor any of their respective subsidiaries engaged in the Business have any liabilities of any nature, whether accrued, absolute, fixed, contingent, or otherwise, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, other than such liabilities (i) reflected or reserved against in the Financial Statements, (ii) that are Excluded Liabilities or (iii) incurred in the ordinary course of business consistent with past practice after the date of the most recent Financial Statements and that are not material to the Business.
     5.4 Nonforeign Certification. No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transfers contemplated by this Agreement because neither Seller is a “foreign person” within the meaning of that section and the Treasury Regulations thereunder.

     5.5 Taxes.
     (a) All Tax Returns including, without limitation, consolidated federal income tax returns, withholding tax returns and declarations of estimated tax and tax reports, required to be filed on or prior to the Closing Date by Sellers (or their affiliates) with respect to any Tax that, if not paid, might result in a Lien upon any of the Assets, other than Permitted Liens, have been duly and timely filed and are true, correct and complete, and all Taxes due or claimed to be due pursuant thereto have been paid. For purposes of this Agreement, “Lien” means any lien, encumbrance, mortgage, deed of trust, security interest, easement, pledge, assessment, lease, adverse claim, levy, charge, transfer restriction, option or other restriction or third-party right.
     (b) Each Seller represents that there are no outstanding written requests, agreements, consents or waivers to the extent the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against either such Seller.
     5.6 Assets. Sellers have, or will have immediately prior to Closing, and upon Closing will transfer to Buyer, good title to each of the Assets, in each case free and clear of all liens, security interests, and other encumbrances, except (a) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’, or other like liens on tangible Assets securing obligations that are not delinquent; and are not, individually, or in the aggregate, in excess of $15,000 (b) Liens for Taxes and other governmental charges that are not due and payable or the validity or amount of which is being contested in good faith through appropriate proceedings; (c) liens, security interests and other encumbrances evidenced by any security agreement, financing statement, purchase money agreement, conditional sales contract, capital lease, or operating leases set forth in Section 5.6 of the Disclosure Schedule; and (d) imperfections of title and encumbrances that do not, individually or in the aggregate, materially impair the value or the continued use and operation substantially in the current manner of the Assets to which they relate (the liens, security interests, and other encumbrances described in clauses (a) through (d) above being referred to collectively as “Permitted Liens”). Section 5.6 of the Disclosure Schedule sets forth a true, complete and correct list of all Tangible Personal Property as of March 31, 2006.
     5.7 Real Property.
     (a) Section 5.7(a) of the Disclosure Schedule sets forth a true, complete and correct list of all Leased Real Estate. Assuming good fee title vested in the landlord, the Company has valid leasehold or subleasehold interests in all Leased Real Estate, in each case free and clear of all mortgages, liens, security interests, easements, restrictive covenants, rights-of-way, encroachments, and other encumbrances, except (i) Permitted Liens; (ii) easements, restrictive covenants, rights-of-way, encroachments, purchase options, lease-termination options, rights of first refusal or first offer, and other encumbrances and matters that are included in or disclosed by the documents relating to each parcel of

Leased Real Estate made available by Sellers to Buyer prior to the date hereof; (iii) mortgages, liens, security interests, or encumbrances that have been placed by any developer, landlord, or other third party on any Leased Real Estate; and (iv) (A) platting, subdivision, zoning, building, and other similar restrictions, and (B) easements, restricted covenants, rights-of-way, encroachments, and other similar encumbrances and any conditions not of record that may be shown by a current, accurate survey or physical inspection of the Leased Real Estate, none of which items set forth in this clause (iv) individually or in the aggregate materially interferes with the continued use and operation of the Leased Real Estate substantially in the manner in which the Leased Real Estate is currently used and operated.
     (b) Sellers do not own or lease any real estate primarily related to the Business except for the Leased Real Estate.
     5.8 Condition of Assets. The tangible Assets (a) have no material defects, (b) are in good operating condition and repair (giving due account to the age and length of use of same), ordinary wear and tear excepted, (c) are suitable for use in connection with the Business, and (d) in the case of real property Assets are structurally sound, except where failure of any of the representations in clauses (a) through (d) above would not have a Material Adverse Effect. The Assets constitute all of the property and assets (tangible and intangible) used in the Business in the manner conducted as of the date of this Agreement. EXCEPT AS SET FORTH EXPRESSLY IN THIS AGREEMENT, SELLERS DISCLAIM ANY EXPRESS OR IMPLIED WARRANTY WITH RESPECT TO THE ASSETS, TANGIBLE OR INTANGIBLE, INCLUDING IMPLIED WARRANTIES OF NONINFRINGEMENT, FITNESS, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE.
     5.9 Intellectual Property. To the Knowledge of Sellers, (a) no outstanding claims against either Seller have been made in writing since January 1, 2004 by any other person challenging or questioning either the right of the Sellers or their subsidiaries to use, or the validity of, any patent, trademark, trade name, service mark or copyright used solely in the Business in any jurisdiction, domestic or foreign (other than claims, challenges or questions by governmental intellectual property office examiners as part of the application process) and (b) no outstanding claims of patent, trademark, trade name, service mark or copyright infringement have been made in writing since January 1, 2004 by any person against either Seller with respect to the right of Sellers or their subsidiaries to continue to sell any product or service of the Business without payment of a royalty, license fee, or similar fee to such person, except in the case of clauses (a) and (b) as does not have a Material Adverse Effect.
     5.10 Contracts.
     (a) Section 5.10 of the Disclosure Schedule sets forth a true and correct list of all of the following agreements, understandings or contracts, whether oral or written, in effect as of the date of this Agreement and related to the Business or the Assets:

     (i) each agreement or form thereof providing confidentiality, non-solicitation or non-competition restrictions applicable to any Employee or any former employee of the Business (identifying the Employees and former employees who are subject to such agreements and, if applicable, which form applies to each such Employee or former employee);
     (ii) each covenant not to compete or other obligation that restricts or purports to restrict the operation of the Business as presently conducted;
     (iii) each material agreement or contract of the Company with any of its affiliates or any current officer or director of either Seller (other than contracts constituting Sellers’ Plans));
     (iv) each Personal Property Lease (except for any such lease calling for payments of less than $25,000 per year);
     (v) any agreement for the purchase or provision of materials, supplies, goods, services, equipment or other assets that provides for either (i) annual payments of $25,000 or more, or (ii) aggregate payments of $50,000 or more;
     (vi) each radio, television, or newspaper advertising agreement that provides for annual payments of $25,000 or more;
     (vii) any indenture, mortgage, promissory note, loan agreement, guarantee or other borrowing of money or the deferred purchase price of property in excess of $25,000 (in either case, whether incurred, assured, guaranteed or secured by any asset);
     (viii) each Real Estate Lease and each Personal Property Lease;
     (ix) any agreement relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets, out-sourcing or otherwise);
     (x) any agreement that creates future payment obligations in excess of $50,000 in the aggregate and which by its terms does not terminate or is not terminable without penalty upon notice of 180 days or less;
     (xi) any agreement involving consideration with a value in excess of $50,000;
     (xii) any agreement pursuant to which any person is providing an indemnity, guarantee, letter of credit, bond or similar instrument in respect of the Business; and

     (xiii) any agreements between the Sellers, their respective subsidiaries or any of their respective employees, on the one hand, and a customer of the Business, on the other hand, other than agreements entered into in the Ordinary Course of Business.
     (b) Each agreement and contract required to be described in Section 5.10 of the Disclosure Schedule (collectively, the “Material Contracts”) is a valid and binding agreement of the Company, and to the Knowledge of the Company, the counterparty or counterparties thereto, and in full force and effect, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar laws affecting creditors’ rights generally and by general principles of equity. Neither Seller is (with or without the lapse of time or the giving of notice, or both) in breach of or in default under any of the Material Contracts, and, to the Knowledge of Sellers, no other party to any of the Material Contracts is (with or without the lapse of time or the giving of notice, or both) in material breach of or in material default under any of the Material Contracts. A true and complete copy of each Material Contract has been made available to Buyer prior to the date hereof.
     5.11 Litigation; Decrees. No actions, lawsuits, arbitrations, investigations, or proceedings, are pending or, to the Knowledge of Sellers, threatened, against either Seller with respect to the Business (other than routine challenges by governmental intellectual property office examiners as part of the application process) that, if decided adversely to such person, would have a Material Adverse Effect. Neither Seller is subject to any outstanding judgment, order, or decree of any Governmental Entity.
     5.12 Insurance. Section 5.12 of the Disclosure Schedule sets forth a list of the policies of insurance currently maintained by either Seller (including any policies of insurance maintained for purposes of providing benefits such as workers’ compensation and employers’ liability coverage) (collectively, the “Policies”). All such Policies are with reputable insurers, and are in full force and effect and cover the assets and risks of the Business in a manner consistent with customary practices of companies engaged in businesses and operations similar to those of the Business. All premiums due on such Policies have been timely paid and no notice of cancellation or termination or intent to cancel has been received by Sellers with respect to such Policies.
     5.13 Employee Benefits; ERISA.
     (a) Section 5.13 of the Disclosure Schedule sets forth a complete and correct list of each plan, program, arrangement or agreement that is an employment, compensation, retention, consulting, employee pension, profit sharing, savings, retirement, incentive bonus or other bonus, stock bonus, stock option, stock purchase, stock appreciation rights, deferred compensation, medical, dental, vacation, insurance, sick pay, disability, severance, or other plan, fund, program, policy, agreement, contract, or arrangement (including any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) providing employee benefits that is maintained or contributed to by either Seller in which any Employees or their beneficiaries, dependents or former dependents are participating, which is maintained for the benefit of the Employees or their beneficiaries, dependents or former dependents or under which any Employees or their beneficiaries, dependents or former dependents have accrued any benefits to which they remain entitled (collectively, “Sellers’ Plans”). The Company has made available to Buyer prior to the date hereof true and complete copies or accurate summaries of all Sellers’ Plans, including but not limited to all amendments thereto, any trust or other funding instruments and insurance contracts forming a part of any Sellers’ Plan, all summary plan descriptions, and with respect to each Sellers’ Plan the most recent required IRS Form 5500, the most recent actuarial report and all IRS determination letters.
     (b) Each Sellers’ Plan that is subject to ERISA or is intended to be qualified under the Code has been operated and administered in accordance with, and is in compliance with, ERISA and the Code in all material respects, and each Sellers’ Plan has been operated and administered in accordance with, and is in compliance with, all other applicable laws in all material respects. Each Sellers’ Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS with respect to its qualified status under the current provisions of the Code, and to the Knowledge of either Seller there are no circumstances which could be reasonably likely to result in the revocation of such letter or the loss of such qualified status. Neither the Company nor any of its subsidiaries has engaged in any transactions with respect to any Sellers’ Plan which could be reasonably likely to subject the Company or any of its subsidiaries, directly or indirectly, to a material tax, penalty or other liability imposed by Section 4975 of the Code or Section 409, 502(i) or 502(l) of ERISA.
     (c) Neither the execution nor the effectiveness of this Agreement will, alone or in combination with any other event, (i) entitle any Employee or any Employee’s beneficiaries, dependents or former dependents to severance pay or other benefits or entitlements or to any increase in severance pay or other benefits or entitlements in connection with any termination of employment, (ii) accelerate the time of payment or vesting or result in any payment or funding of any compensation or benefits under, increase the amount payable under, or result in any other material obligation under any Sellers’ Plan or otherwise in respect of any Employee, (iii) limit or restrict the right of the Company or any of its subsidiaries to merge, amend or terminate any of the Sellers’ Plans or (iv) result in an “excess parachute payment” to any Employee, within the meaning of Section 280G of the Code.
     (d) There is no material pending or, to the Knowledge of Sellers, threatened claim, litigation proceeding, action or audit relating to any of Sellers’ Plans. Neither the Company nor any of its subsidiaries has any obligations for post-employment benefits under any Sellers’ Plan.

     (e) None of Sellers’ Plans is (i) a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA or (ii) a “multiple employer plan” within the meaning of Section 4063 of ERISA.
     (f) Each Sellers’ Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code subject to Section 409A of the Code has been operated in compliance with Section 409A of the Code since January 1, 2005, based upon a good faith reasonable interpretation of (A) Section 409A of the Code and (B)(1) the Proposed Regulations issued thereunder or (2) Internal Revenue Service Notice 2005-1.
     5.14 Absence of Changes or Events. Since December 31, 2005, (a) there has not occurred a Material Adverse Effect, (b) except to the extent required by the terms of this Agreement, the Business has been operated in the ordinary course of business consistent with past custom and practice (“Ordinary Course of Business”) and (c) other than this Agreement, neither Sellers nor any of their respective subsidiaries have engaged in any material transaction with respect to the Business or entered into any material agreement with respect to the Business outside of the Ordinary Course of Business.
     5.15 Compliance with Laws.
     (a) Neither Seller nor any of their respective subsidiaries is or has been within the past three years in conflict with, in default with respect to or in violation of, (i) any laws applicable to the Business or by which any of the Assets is bound or affected, including but not limited to ERISA and the Code and the regulations promulgated thereunder or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation related to the Business or by which any of the Assets is bound or affected, except, in each case, where such default or violation would not be material to the Business.
     (b) Section 5.15(b) of the Disclosure Schedule sets forth a true, complete and correct list of all Permits. Sellers and each of their respective subsidiaries (to the extent such subsidiaries conduct the Business) are in compliance with the terms of such Permits, except, in each case, where the failure to comply would not be material to the Business.
     (c) Since December 31, 2002, no Seller has engaged in any act and has not permitted to exist any state of affairs which (i) has led to a request (whether or not the request has the force of law and whether or not it is pending or was subsequently withdrawn or reviewed) by any Governmental Entity in any jurisdiction in which it operates to materially modify or change the manner in which the Business is or was carried on or (ii) has resulted in any disciplinary or enforcement action being commenced or threatened against any Seller in respect of the conduct of the Business (other than any such actions that are not reasonably likely to materially affect the Business).

     (d) Section 5.15(d) of the Disclosure Schedule sets forth a true, complete and correct list of each of the Sellers or any of their respective subsidiaries that conduct the Business and are registered as a broker-dealer, as well as the federal, state and foreign jurisdictions in which such entity is so registered. Each Seller and each of its employees and representatives involved in the Business who are required to be registered, licensed or qualified as a broker-dealer, investment adviser, a registered representative or other applicable regulatory category with the Federal Reserve, the Comptroller of the Currency, the NASD, the SEC, the securities commission of any state or foreign jurisdiction or any self-regulatory organization is duly registered, licensed and/or qualified as such and such registrations, licenses and/or qualifications are in full force and effect. None of the registered representatives is subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act, or is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of, the registration as a broker-dealer under Section 15 of the Exchange Act. To the Knowledge of Sellers, there is no current investigation, whether formal or informal, or whether preliminary or otherwise, that is reasonably likely to result in, any such censure, limitations, suspension or revocation.
     (e) With respect to the Business, no Seller is, or since December 31, 2002, has been a party to any order, statutory disqualification, or any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted any board or member resolutions at the request or suggestion of, any Governmental Entity related to any Seller (each, a “Regulatory Agreement”), nor has any Seller been advised by any Governmental Entity that such Governmental Entity is considering such a Regulatory Agreement nor is there any pending or, to the Knowledge of Sellers threatened, non-routine regulatory investigation related to the Business.
     (f) Since December 31, 2002, none of the Sellers has received any notice from a Governmental Entity alleging that in connection with the conduct of the Business, Sellers have failed to comply in a material respect with any applicable data or consumer protection laws, nor has any Seller received any material claim from any individual seeking compensation for breaches, actual or alleged, of applicable data and consumer protection laws in connection with the conduct of the Business.
     (g) In connection with the Business, each Seller has adopted and implemented an anti-money laundering policy and a customer identification program, each of which complies in all material respects with the requirements of applicable laws. Each Seller has devised and maintained systems of internal controls with respect to the Business sufficient to be in material compliance with the requirements of the Exchange Act and the rules and regulations of each applicable self-regulatory organization. In connection with the Business, each

Seller maintains “know your customer” policies and procedures and obtains information concerning customers sufficient to know the “essential facts” concerning its customers as required under the USA Patriot Act and the rules of each applicable self-regulatory organization.
     5.16 Environmental Matters.
     (a) As used in this Section 5.16:
     (i) “Environmental Claim” means any written claim, investigation, notice, suit or administrative or regulatory action alleging potential liability on the part of the Business (including liability for investigatory costs, cleanup costs, personal injury, natural resource or property damage or governmental response costs) arising out of, based on, or resulting from (A) the presence, or release of any Hazardous Substance at, in, from or onto any Leased Real Estate, or (B) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law by the Business;
     (ii) “Environmental Laws” means all applicable federal, state, and local statutes, regulations, laws, or ordinances relating to (A) the protection, pollution, contamination, clean up or remediation of the environment; (B) exposure of employees or third parties to Hazardous Substances; (C) release, management, use, storage, or disposal of Hazardous Substances; or (D) the presence of Hazardous Substances in any building, fixture or physical structure
     (iii) “Environmental Permits” means all permits, licenses, or authorizations required pursuant to any Environmental Law; and
     (iv) “Hazardous Substance” means contaminants, hazardous, industrial or solid wastes, raw materials, mold, polychlorinated biphyenyls, asbestos-containing material, petroleum or any fraction thereof, and any other hazardous materials listed in, regulated under or giving rise to liability under any Environmental Law.
     (b) The operation of the Business is and has been in material compliance with all applicable Environmental Laws and required Environmental Permits.
     (c) There are no Environmental Claims pending or, to the Knowledge of Sellers, threatened within the last three years, with respect to the Business, except for such Environmental Claims that are not likely to give rise to any material liability.
     (d) To the Knowledge of Sellers, no Hazardous Substances are present in, on, or under, the Leased Real Estate in material violation of any

Environmental Law or in circumstances that would reasonably be expected to give rise to a material Environmental Claim.
     Notwithstanding any other representation and warranty in Section 5, the representations and warranties contained in this Section 5.16 constitute the sole representations and warranties of Sellers relating to any Environmental Law, Environmental Permits or to any Hazardous Substance.
     5.17 Employee and Labor Relations.
     (a) Section 5.17(a) of the Disclosure Schedule sets forth a complete and accurate list of all employees who are employed primarily in the retail sales offices of the Business and the regional directors of the Business and whom Sellers expect to transfer with the Business (“Employees”) together with the following information with respect to each Employee: (i) minimum guaranteed base wage, salary or draw for the current year and the three preceding calendar years; (ii) commissions earned during the twelve months preceding the date hereof; (iii) most recently awarded bonus; (iv) whether or not the Employee is an “exempt employee” for purposes of the Fair Labor Standards Act of 1938, as amended, and the regulations promulgated thereunder; (v) in the case of each Employee who is not an “exempt employee,” the Employee’s hourly wage as in effect in the current year and the three preceding calendar years; (vi) total compensation for the current year and the three preceding calendar years; (vii) title; (viii) primary work location; (ix) date of hire; (x) age; and (xi) whether the Employee is actively employed or is on medical, disability, family or other leave of absence as of the date hereof. In respect of clauses (i), (v) and (vi), such information for 2002 shall be provided by Sellers to Buyer within 10 business days of the date hereof. Section 5.17(a) of the Disclosure Schedule shall be updated from time to time by the Sellers in their sole discretion (but only after consultation with Buyer) during the period between the date hereof and the Closing Date.
     (b) Section 5.17(b) of the Disclosure Schedule sets forth a list of all employees of the Business who are Key Employees (“Key Employees”), which Sellers shall update from time to time through the Closing Date.
     (c) Neither Seller is a party to any collective bargaining agreement covering any Employee, and no union or association has been certified or recognized, or brought any proceeding or petition seeking certification, as the collective bargaining representative of any Employees or has attempted to engage in negotiations regarding terms and conditions of employment of any Employees.
     (d) With respect to all Employees (i) no labor strikes, lockouts, or material labor disputes or work stoppages are pending or, to the Knowledge of Sellers, have been threatened from January 1, 2005 to the date of this Agreement against or affecting the Employees, and (ii) to the Knowledge of Sellers, no union organizational campaign has occurred from January 1, 2005 to the date of this Agreement with respect to the Employees. Neither the Company nor any of its subsidiaries is the subject of (nor, to the Knowledge of either Seller, is there threatened) any grievance or any charge, claim or complaint asserting that the Company or any of its subsidiaries has committed any unfair labor practice or employment discrimination with respect to any Employee under Applicable Law. The Company and all of its subsidiaries have paid all wages, commissions and other compensation to Employees when due.
     (e) Neither the Company nor any of its subsidiaries has violated any statute, law, ordinance, rule or regulation, or any order, ruling, decree, judgment or arbitration award of any court, arbitrator or any government agency regarding (i) the terms and conditions of employment of Employees or of former or prospective employees of the Business, including any applicable law relating to minimum wages, deductions from compensation and/or overtime or (ii) other labor related matters, in each case including without limitation laws, rules, regulations, orders, rulings, decrees, judgments and awards relating to discrimination, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of Employees or of former or prospective employees of the Business.
     (f) Since January 1, 2005, Sellers have not engaged in any plant closing, workforce reduction, or other action related to any Employee that has resulted or would result in liability under or has required issuance of notice pursuant to the Worker Adjustment and Retraining Notification Act of 1988 or under any successor federal law or comparable law or regulation of a state or a foreign jurisdiction (collectively, the “WARN Act”).
     (g) Neither the Company nor any of its subsidiaries is a federal contractor for purposes of Executive Order 11246, as amended or any other applicable law.
     (h) Within ten business days of the date hereof and to the extent Sellers track such information, Sellers shall provide to Buyer, on Section 5.17(h) of the Disclosure Schedule, a list detailing the following information, if any, with respect to each Employee: (i) business expense deductions, (ii) overpayment deductions and (iii) charge backs of financial advisors in each case, taken for the current year and the four preceding calendar years.
     5.18 Regulatory Matters. Since January 1, 2002, Sellers and, to Sellers’ Knowledge, the Transferred Employees in their capacity as Employees, have complied with the Exchange Act; the Investment Advisers Act of 1940 and the rules and regulations promulgated thereunder; the rules and regulations of the state commissions regulating the business of securities broker-dealers in the states in which the Company is licensed to do business; the rules and regulations promulgated under ERISA and the Code, including Section 4975 thereof; the rules and regulations of any state commissions regulating the business of investment advisers in the states in which the Company has made a notice filing as an investment adviser; the NASD Rules; the rules and regulations of the NYSE; the rules and regulations of the Municipal Securities Rulemaking Board;

and the rules and regulations of the Securities Investor Protection Corporation; in each case except for noncompliance that does not have in the aggregate a Material Adverse Effect.
     5.19 Records. The Books and Records of the Business are true, accurate and complete in all material respects and contain all of the documents and information required by applicable law and the Sellers’ current written procedures and policies except where the failure to contain such documents and information would not have a Material Adverse Effect. Such Books and Records reflect full and current reconciliation of all financial information for each customer of the Business. Sellers have prepared all customer account statements required by applicable law and the governing documents pertaining to such customer relationship, the financial information in such account statements, including any historical account performance information contained therein, is true, accurate (with respect to historical account performance information, by reference to guidelines of the Association for Investment Management and Research) and complete and such account statements have been sent to the relevant customers.
     5.20 Referral Relationships, Etc. Section 5.20 of the Disclosure Schedule sets forth, as of the date hereof, each contract relating to the Business pursuant to which any Seller or any of its affiliates is obligated to pay any referral fees, finders’ fees, retrocessions or similar fees or compensation with respect to any customer of the Business, each customer relationship with respect to which any such fees are or may be payable and the amount and payment schedule for fees payable pursuant to such contracts.
     5.21 Custodial Assets. The Assets will include all of Sellers’ rights in funds, investments, collateral assets or other property of any kind held or required to be held as custodial assets pursuant to or in connection with the terms of any instrument or agreement governing a customer relationship. All such custodial assets are maintained on a fully reconciled basis.
     5.22 Customer Relationships.
     (a) Each customer of the Business has been in all material respects originated and serviced (i) in conformity with the applicable policies of the Business, (ii) in accordance with the terms of any applicable instrument or agreement governing the relationship with such customer, (iii) in accordance with any instructions received from such customers, (iv) consistent with each customer’s risk profile and (v) in compliance with all applicable laws and Sellers’ constituent documents, including any policies and procedures adopted thereunder. Each instrument or agreement governing a relationship with a customer of the Business has been duly and validly executed and delivered by such Seller and, to the Knowledge of Sellers, the other contracting parties, each such instrument of agreement constitutes a valid and binding obligation of the parties thereto, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar laws affecting creditors’ rights generally and by general principles of equity, and the relevant Seller and the other parties thereto have duly performed in all material respects their obligations thereunder and the relevant Seller and, to the Knowledge of Sellers, such other person is in compliance with each of the terms thereof.
     (b) No instrument or agreement governing a relationship with a customer of the Business provides for any material reduction of fees charged (or in other compensation payable to any Seller thereunder) at any time subsequent to the date hereof.
     (c) No Seller or any of their respective directors, officers, employees or affiliates (i) is the beneficial owner of any interest in any of the accounts maintained on behalf of any customers of the Business or (ii) is a party to any contract pursuant to which it is obligated to provide service to, or receive compensation or benefits from, any of the customers of the Business after the Closing.
     (d) Each account opening document, margin account agreement, investment advisory agreement and customer disclosure statement conforms in all material respects to the forms provided to Buyer prior to the date hereof.
     (e) The Books and Records include documented risk profiles signed by each customer.
     5.23 Loans and Receivables.
     (a) Section 5.23(a) of the Disclosure Schedule lists all of the customer loans with a face value of $1,000 or more outstanding as of March 31, 2006. Each such loan that is not secured by a mortgage has been issued in conformity with Sellers’ applicable margin criteria and has been secured by valid liens on and security interests in invested assets having a value sufficient to cause such loan to conform to such margin criteria. Such liens and security interests have been perfected and have first priority, and such invested assets are (i) fully transferable and (ii) held in non-physical form. Each such loan that is secured by a mortgage has been issued in conformity with the credit standards of the Business and such mortgage is a valid and perfected first priority lien on residential real property having a value equal to or in excess of the principal amount outstanding under the applicable loan.
     (b) All trade accounts, notes receivable and other receivables of the Business (including margin loans and customer cash debits) represent valid obligations arising in the ordinary course of business, and are collectible net of any reserve shown in the Preliminary Net Asset Statement.
     5.24 Bundled Fee Accounts. No customer of the Business is charged a single fee for services relating to both (a) one or more services of the Business and (b) other services provided by Sellers or their affiliates unrelated to the Business.

     5.25 No Brokers. No broker, finder or similar intermediary (other than Goldman, Sachs & Co. and Piper Jaffray & Co.) has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from, Sellers or any of their affiliates in connection with this Agreement or the transactions contemplated hereby. Sellers will be solely responsible for, and will pay when due, any fees and expenses payable to Goldman, Sachs & Co. or Piper Jaffray & Co. in connection with the transactions contemplated by this Agreement.
     5.26 Limitation of Representations and Warranties. Except as may be expressly represented or warranted in this Agreement, neither Seller makes any representation or warranty whatsoever with regard to any asset being transferred to Buyer or any liability or obligation being assumed by Buyer or as to any other matter or thing.
     6. Covenants of the Company. The Company covenants as follows:
     6.1 Access. Subject to Buyer’s obligations under the Confidentiality Agreement between Parent and Buyer (the “Confidentiality Agreement”), between the date of this Agreement and the Conversion Date, Sellers, subject to applicable law related to the exchange of information, will (i) give Buyer and its officers, employees, agents, and representatives reasonable access, during normal business hours and upon reasonable notice, to the personnel, properties, and Books and Records of the Business, (ii) furnish to Buyer such regularly prepared financial and operating data and other information relating to the Business as Buyer may reasonably request and (iii) instruct the employees and representatives of Sellers to cooperate with Buyer in its preparation to integrate the Business; provided, however, that such access shall not unreasonably disrupt the normal operations of Sellers or the Business; and provided, further, that Sellers acknowledge that the integration and communication plans provided by Buyer to Sellers are reasonable and necessary in order to prepare for the orderly conversion of the customers of the business to Buyer’s operating platform and agree to cooperate with Buyer in the implementation of such plans.
     6.2 Ordinary Conduct. Except as set forth in Section 6.2 of the Disclosure Schedule or as otherwise expressly required by this Agreement, from the date hereof through the Closing Date, the Company will cause the Business to be conducted in the Ordinary Course of Business in substantially the same manner as presently conducted and will maintain proper business and accounting records, and use reasonable best efforts consistent with past practices to preserve in all material respects the business organization of the Business and relationships of the Business with its material customers and suppliers, employees, and others with whom it has a material business relationship. In addition, except as set forth in Section 6.2 of the Disclosure Schedule or as otherwise expressly required by this Agreement, Sellers will not do any of the following with respect to the Business or the Assets without the prior written consent of Buyer (which consent shall not be unreasonably withheld):
     (a) other than retention agreements not extending past the Closing Date, enter into or amend or renew (other than by its terms) any employment, consulting, severance or similar Contracts with any officer, employee or consultant of the Business, or grant any salary or wage increase or increase any benefit (including incentive or bonus payments) to any such officer, employee or consultant except (i) for individual increases in compensation to employees in the Ordinary Course of Business, (ii) for any changes that are required by applicable law, (iii) to satisfy contractual obligations set forth in Section 6.2 of the Disclosure Schedule, (iv) for any incentive, commission or bonus payment in respect of any period prior to the Closing Date, whether or not payable prior to the Closing Date;
     (b) enter into any labor or collective bargaining agreement or, through negotiation or otherwise, make any commitment or incur any liability to any labor organization with respect to the employees;
     (c) terminate the employment of any employee who is a Key Employee identified in Section 5.17(b) of the Disclosure Schedule for reasons other than such Key Employee’s misconduct or unsatisfactory performance or transfer any Key Employee outside of the Business, other than transfers in the Ordinary Course of Business. Section 5.17(b) of the Disclosure Schedule shall be updated from time to time by the Buyer through the Closing Date;
     (d) grant any mortgage, pledge, lien, or encumbrance on, or agree to the imposition of any restriction or charge of any kind with respect to, any of the Assets;
     (e) sell, transfer, lease, mortgage, encumber or otherwise dispose of any Assets (other than the sale of short-term investment assets in the Ordinary Course of Business);
     (f) acquire all or any portion of the assets, business, deposits or properties of any other entity except in the Ordinary Course of Business;
     (g) terminate any Material Contracts or amend or modify in any material respect any of its existing Material Contracts or enter into any contract that would be a Material Contract;
     (h) make any change in accounting methods or principles applicable to the Business, except as required by changes in GAAP;
     (i) create, incur or assume any borrowed money indebtedness in respect of the Business or otherwise related to the Assets other than in the Ordinary Course of Business;
     (j) make any commitment for any capital expenditure to be made following the Closing Date in excess of $15,000 in the case of any single expenditure or $50,000 in the case of all capital expenditures, in each case in respect of the Business;

     (k) pay, discharge, settle, compromise or satisfy or agree to pay, discharge, settle, compromise or satisfy, any material claim relating to the Business, other than claims involving solely money damages not in excess of $50,000;
     (l) materially alter or vary its methods and policies of conducting the Business;
     (m) transfer any Assets to Sellers’ operations or branches that are not Leased Real Estate;
     (n) except as required by law, make any material change in its bookkeeping or recordkeeping policies or procedures with respect to customers;
     (o) take any action that would impose any penalties or fees on any customer in connection with the transfer of the Assets to Buyer;
     (p) make any loan or advance to any customer of the Business other than loans made in the Ordinary Course of Business consistent with the credit standards of the Business;
     (q) purchase, assume or accept any brokered deposits;
     (r) knowingly disclose to any person other than Buyer and its representatives or any Governmental Entity any information relating to customers of the Business, including account statements, other than disclosures as required by applicable law;
     (s) enter into any leases for real property or purchase any real property relating to the Business; and
     (t) agree or commit, whether in writing or otherwise, to do any of the foregoing.
     6.3 Confidentiality. Sellers will keep confidential and cause their affiliates to keep confidential all non-public information relating to the Business that does not also relate to any of the other businesses of Sellers or any of their affiliates from and after the date hereof and following the Closing, except for (a) disclosures required by law or administrative process (including disclosures required in Tax Returns or in other governmental filings) and disclosures in the defense of any third-party claim or the contest of any Tax claim; provided, however, that Sellers shall have provided Buyer with reasonable notice of any required disclosure, and cooperated with Buyer in any attempt to contest such disclosure and (b) information that becomes public other than as a result of a breach of this Section 6.3. Notwithstanding the foregoing provisions of this Section 6.3, nothing in this Agreement shall restrict the ability of Sellers to retain certain information as permitted under Sections 1.1(i) and (j). Sellers shall not use any information permitted to be retained by Sellers pursuant to Section 1.1(i) and (j) for any commercial purpose or in any manner that would result in a violation of Section 6.7.

     6.4 Insurance. Sellers will maintain in effect through the Closing Date all Policies relating to the Business and maintained by Sellers on the date hereof or procure comparable replacement policies and maintain such replacement policies in effect through the Closing Date. As of the Closing, Sellers’ insurance coverage shall cease, and from and after the Closing Date, Buyer shall be responsible for all insurance protection for the Leased Real Estate and the activities conducted thereon.
     6.5 Customer Consents.
     (a) As soon as reasonably practicable after the date hereof, the Company shall:
     (i) send a written notice, the form to be mutually satisfactory to Sellers and Buyer as soon as reasonably practicable after the date hereof, informing each customer of the Business of the assignment of the customer’s advisory and brokerage contracts to Buyer as a result of the transactions contemplated by this Agreement (which notice shall provide the customer a reasonable period of time in which to object to the assignment of the customer’s contracts to Buyer) in order to effect a bulk transfer of customer accounts pursuant to negative-consent letters in a form and substance consistent with interpretations of NASD Rule 2110 and applicable law; and
     (ii) with respect to customer contracts for which negative-consent letters may not be used under applicable law, use reasonable best efforts to obtain the consents of customers of the Business to assign all such contacts to Buyer as contemplated hereunder (provided, that and any documents used in connection therewith shall be mutually satisfactory to Sellers and Buyer).
     (b) The Company shall promptly notify Buyer of the Company’s receipt of any communication received from a customer of the Business with respect to such consent.
     (c) Notwithstanding anything contained in this Agreement to the contrary, this Agreement shall not constitute an assignment of, or an agreement to assign, any customer contract if either the applicable customer objects to the assignment or if affirmative consent from the customer is required for the assignment and such consent is not obtained.
     (d) Sellers shall have no liability to Buyer with respect to the non-assignability or non-transferability of any customer contract to the extent such non-assignability or non-transferability arises solely as a result of the applicable customer objecting to assignment or failing to give an affirmative consent to assignment; provided, however, that nothing in this Section 6.5(d) is intended to affect the acquisition consideration adjustments set forth in Section 3.2.

     6.6 Non-Solicitation. Each Seller hereby agrees that such Seller will not, and will cause its affiliates not to, for a period of three years following the Closing Date, directly or indirectly solicit, hire or attempt to solicit or hire any employee of the Business for employment or in any other capacity (including, without limitation, as an independent contractor or consultant) with such Seller or any other person; provided, however, that nothing in this Section 6.6 shall prohibit any Seller from publishing or posting open positions in the course of normal hiring practices which are not specifically sent to, or do not specifically target, employees of the Business.
     6.7 Non-Competition.
     (a) Each of the Sellers agrees and covenants that, from and after the date hereof, each such Seller and its affiliates shall not, prior to the third anniversary of the Closing Date, without the prior written consent of Buyer, directly or indirectly (i) induce, solicit or encourage or attempt to induce, solicit or encourage (or induce, solicit or encourage any other person to induce, solicit or encourage or attempt to induce, solicit or encourage) any customers, clients or other persons who have relationships with the Business to terminate or otherwise adversely modify their relationship with, or to conduct business with any competitor of, the Business or (ii) whether or not for compensation, participate in or become associated with any person or entity, whether as a principal, partner, member, employee, consultant, shareholder or in any other capacity (other than as a holder of a passive investment not in excess of 5% of the outstanding voting shares of any publicly traded company), that, directly or indirectly, competes with the Business; provided, however, that the foregoing shall not prevent Sellers from (w) operating the Company’s existing executive services desk, on a relative scale to the Company’s corporate and institutional services business no greater than such relative scale on the date hereof, which desk is limited to providing trading and related investment services for directors and executives of the corporate clients of the Company (provided such trading and investment services relationship is originated in connection with a transaction in which the Company serves as underwriter or financial advisor (or in a similar capacity) to such corporate client) or (x) operating an asset management business that creates, manages and distributes only proprietary advised funds, proprietary managed funds, proprietary alternative asset investments and other similar proprietary products; provided, however, that (i) the assets under management of private clients will not exceed 35% of the aggregate assets under management of such asset management business, (ii) the Company will not seek to grow such private client component of such asset management business disproportionately to the overall growth of such asset management business, (iii) the Company will not hire additional marketing staff focused on such private client component of such asset management business prior to the Conversion Date, (iv) in the course of conducting such asset management business the Company will not solicit client accounts of the Business or customers of the Business to conduct business with such asset management business, or induce, solicit or encourage any such client accounts to terminate or otherwise modify their relationship with the Business (other than accounts of the Company’s directors and officers and their family members provided that the Company shall endeavor to refer such directors, officers and family members to Buyer or its affiliates for brokerage services), and (v) such asset management business will not offer trust or estate planning services, and the Company will endeavor to recommend Buyer as a preferred provider for such trust or estate planning services. In the event Sellers or such asset management business determines to enter an arrangement with a third-party to provide trust or estate planning services to such asset management business, Sellers shall provide Buyer and its affiliates a bona fide and reasonable opportunity to bid for and negotiate to provide such services. It is understood and agreed that the restrictions contained in this Section 6.7 shall not be binding upon or apply to any person or entity that acquires (through merger or otherwise) all of the business and assets of the Sellers; provided that (A) the shareholders of Parent and its affiliates immediately before such transaction and Parent and its affiliates beneficially own, immediately following such transaction, no more than 50% in the aggregate of the outstanding equity interests of each of the acquiring persons and their affiliates and any other surviving entity in connection with such transaction, (B) the shareholders of Parent and its affiliates immediately before such transaction and Parent and its affiliates, in the aggregate, do not have the right to elect or appoint more than 50% of the Board of Directors or other similar governing body of each of the acquiring persons and their affiliates and any other surviving entity in connection with such transaction, and (C) such transaction is not undertaken primarily for the purpose of avoiding the restrictions set forth in this Section 6.7.
     (b) Prior to the fifth anniversary of the Closing Date, Sellers shall not conduct any business, and shall not permit any person to conduct any business, (i) under or using the brand or trade name Piper Jaffray Private Client Services or (ii) that competes with the Business under or using any brand or trade name that includes “Piper Jaffray.”
     6.8 Certain Acknowledgements.
     (a) Each Seller understands and acknowledges that the restrictive covenants contained in Sections 6.3, 6.6 and 6.7 formed an essential part of the consideration for Buyer to enter into this Agreement. Each Seller hereby represents and warrants that such restrictive covenants do not pose any extreme hardship on such Seller and are reasonable under the circumstances (considering such Seller’s exposure to the highest level of information due to such Seller’s relationship with the Business) and that such restrictive covenants are necessary to protect the legitimate business interests of Buyer and the Business and have been reasonably tailored as to time and place and are not overly broad as to the activities proscribed.
     (b) The covenants contained in Sections 6.3, 6.6. and 6.7 shall survive Closing (subject, if applicable, to any time period specified therein), and each Seller acknowledges that, without prejudice to other remedies available at law,

Buyer shall be entitled to equitable relief in the event of a breach or threatened breach of Sections 6.3, 6.6 and 6.7.
     6.9 No Solicitation of Alternative Transactions. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement, none of the Sellers nor any of their respective affiliates or representatives shall, directly or indirectly, initiate, solicit or encourage (including by way of furnishing non-public information or assistance), or enter into negotiations of any type, directly or indirectly, or enter into a confidentiality agreement, letter of intent or purchase agreement, merger agreement or other similar agreement or understanding (whether binding or nonbinding or oral or written) with any person, firm or corporation other than Buyer with respect to a sale of all or any portion of the Assets or the Business. Sellers will notify Buyer (on or before the business day following receipt) of the identity of, and all relevant terms of any inquiry or proposal by, a third party to do any of the foregoing which the Sellers or their respective affiliates or representatives may receive relating to any of such matters and, if such proposal is in writing, the Sellers shall deliver to Buyer a copy of such inquiry or proposal together with such written notice.
     7. Representations and Warranties of Buyer. Buyer hereby represents and warrants to Sellers as follows:
     7.1 Organization and Authority of Buyer. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of Delaware. Buyer is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. Buyer has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate acts and proceedings required to be taken to authorize the execution, delivery, and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby have been duly and properly taken. This Agreement has been duly executed, and delivered by Buyer and, assuming due authorization, execution and delivery of this Agreement by Sellers, constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar laws affecting creditors’ rights generally and by general principles of equity.
     7.2 Non-Contravention. The execution, delivery, and performance by Buyer of this Agreement do not, and the consummation by Buyer of the transactions contemplated hereby will not, (a) conflict with, or result in any violation of, any provision of the charter or bylaws of Buyer, or (b) conflict with, result in any violation of, or constitute a default under, any instrument, contract, commitment, agreement, or arrangement to which Buyer is a party or by which Buyer or the property or assets of Buyer is bound, or any judgment, order, writ, injunction, or decree to which Buyer has been specifically identified as subject, or result in any violation of any statute, law, ordinance, rule, or regulation applicable to Buyer or its property or assets (except where such conflict, violation, or default would not materially impair the ability of Buyer to consummate the transactions contemplated hereby). No material consent, approval, license, permit, order, or authorization of, or registration, declaration, or filing with, any Governmental Entity is required to be obtained or made by or with respect to Buyer in connection with the execution, delivery, and performance by Buyer of this Agreement or the consummation by Buyer of the transactions contemplated hereby other than compliance with and filings under the HSR Act and compliance with the applicable rules and regulations of the NASD and NYSE.
     7.3 Litigation. There are no actions, lawsuits, proceedings, or investigations pending (with respect to which Buyer has been served or otherwise notified) or, to the Knowledge of Buyer, threatened against Buyer as of the date of this Agreement that, if decided adversely to Buyer, would materially impair the ability of Buyer to consummate the transactions contemplated hereby.
     7.4 Availability of Funds. At Closing, Buyer shall have available cash and/or existing committed borrowing facilities that are sufficient to enable it to consummate the transactions contemplated by this Agreement.
     7.5 No Brokers. Buyer has not employed any broker or finder, or incurred any brokers or finders commissions or fees, in connection with the transactions contemplated by this Agreement, other than such brokers or finders fees that will be the sole responsibility of Buyer.
     8. Covenants of Buyer. Buyer covenants as follows:
     8.1 No Representations or Warranties. Buyer acknowledges that neither the Company nor any other person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Sellers, the Assets, or the Business not expressly included in this Agreement or in any certificate signed by any Seller and delivered pursuant hereto, and no Seller or any other person will have or be subject to any liability to Buyer or any other person resulting from the distribution to Buyer, or Buyer’s use, of any such information.
     8.2 Substitution of Collateral. Following the Closing Buyer shall cooperate with Sellers and use commercially reasonable efforts to secure the unconditional release and, as appropriate, return to Sellers, of those letters of credit and collateral given to the issuer thereof, escrowed funds, guarantees, bonds, and other collateral given by or on behalf of any Seller in respect of the Business as set forth in Section 8.2 of the Disclosure Schedule; provided, however, that in no event shall Buyer be required to provide any replacement letter of credit, funds, guarantee, bond or other collateral in an amount in excess of the letter of credit, funds, guarantee, bond or other collateral being replaced. Nothing in this Section 8.2 shall limit or otherwise affect the assumption by Buyer of all liabilities and obligations constituting Assumed Liabilities.
     8.3 HIPAA. Buyer shall enter into such confidentiality agreements with respect to all Books and Records relating to the Transferred Employees as may be reasonably required under the Health Insurance Portability and Accountability Act of 1996 and the regulations promulgated thereunder (“HIPAA”). Sellers may withhold from Buyer any portions of such Books and Records that contain protected health information on Transferred Employees or their dependents to the extent Sellers reasonably determine that disclosure of such information to Buyer would violate HIPAA.
     8.4 No-Solicitation. From the date hereof until the Closing Date, Buyer hereby agrees that it will not, and will cause its affiliates not to, hire or attempt to solicit or hire any employee of the Business for employment or in any other capacity (including, without limitation, as an independent contractor or consultant) with Buyer or any other person expect in connection with the transaction contemplated hereby without the prior written consent of Sellers; provided, however, that nothing in this Section 8.4 shall prohibit Buyer from publishing or posting open positions in the course of normal hiring practices which are not specifically sent to, or do not specifically target, employees of the Business.
     9. Mutual Covenants. Sellers and Buyer covenant as follows:
     9.1 Cooperation; Further Assurances.
     (a) From and after the Closing Date, Buyer and Sellers shall cooperate with each other and shall cause their respective affiliates and the officers, employees, agents, and representatives of themselves and their respective affiliates to cooperate with each other and use reasonable best efforts to ensure the orderly transition of the Business and the Assets from Sellers’ to Buyer’s ownership and to minimize any disruption to the respective businesses of Sellers or Buyer that might result from the transactions contemplated hereby (including for purposes of effecting the integration and communications plans provided by Buyer to Sellers. Following the Conversion Date, each party shall reimburse the other for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to this Section 9.1. Neither party shall be required by this Section 9.1 to take any action that would unreasonably interfere with the conduct of its or its affiliates’ businesses; provided, however, that Sellers acknowledge that the integration and communication plans provided by Buyer to Sellers are reasonable and necessary to prepare for the orderly conversion of the customers of the Business to Buyer’s operational platform and agree to cooperate with Buyer in the implementation of such plans. Following the date hereof, Sellers shall cooperate with Buyer and shall use reasonable best efforts to enforce any contracts that contain confidentiality, non-compete or no solicitation of employees covenants, to the extent relating to the Business. Buyer shall reimburse Sellers for reasonable expenses incurred by Sellers in connection with enforcing such contracts following the Closing Date.
     (b) Without limiting the provisions of any other Section hereof, after the Closing, upon reasonable written notice, Buyer and Sellers shall, subject to applicable law related to the exchange of information, furnish or cause to be furnished to each other and each other’s officers, employees, agents, and representatives access, during normal business hours, such information relating to the Business and the Assets and such other assistance as is reasonably necessary for financial reporting and accounting and other reasonably appropriate purposes; provided, however, that such access or assistance shall not unreasonably disrupt the normal operations of Sellers or Buyer. Without limiting the generality of the foregoing, (i) Sellers and their representatives shall have the right to reasonable access to the Books and Records maintained by Buyer at reasonable times during normal working hours upon reasonable notice to Buyer for so long after the Closing as Buyer retains such Books and Records for the purpose of examining the Books and Records as is reasonably necessary for financial reporting and accounting and other reasonably appropriate purposes and (ii) Buyer and its representatives shall have the right to reasonable access to any books and records relating to the Company retained by Sellers at reasonable times during normal working hours upon reasonable notice to Sellers for so long after the Closing as Sellers retains such books and records for the purpose of examining the books and records as is reasonably necessary for financial reporting and accounting and other reasonably appropriate purposes. Buyer shall retain the Books and Records, and Sellers shall retain the books and records related to the Business and retained by Sellers, for at least seven years after the Closing.
     (c) From time to time after the Closing, as and when requested by a party hereto, the other parties shall use reasonable best efforts to (i) execute and deliver, or cause to be executed and delivered, all such documents and instruments, and take, or cause to be taken, all such further or other actions, as such requesting party may reasonably deem necessary or desirable to give full effect to this Agreement, (ii) make the required person available to testify in any proceedings and do all other acts that may be necessary or desirable in the reasonable opinion of the other party to protect or effectuate any rights arising from this Agreement or to aid in the prosecution or defense of any rights arising from this Agreement or the operation of the Business or the ownership of the Assets by Sellers prior to the Closing, and (iii) make the required person available to testify, provide information and otherwise assist with any review, investigation, or other types of inquiry or proceeding by the SEC, NASD, NYSE, any state securities regulatory authority or any other Governmental Entity, all without further consideration other than reimbursement by the requesting party to the requested party of reasonable out-of-pocket expenses.
     9.2 Publicity. Effective from the date of this Agreement, no public release or announcement concerning this Agreement or the transactions contemplated hereby shall be issued by either Sellers, on the one hand, or Buyer, on the other hand, on or prior to the Closing Date without the prior written consent of the other party (which consent shall not be unreasonably withheld). The parties will consult with each other as to the form and substance of any such public disclosures and seek to agree regarding the form and substance of such disclosures. Notwithstanding the foregoing, nothing contained herein will prohibit either party from making a public release or announcement as may be required by law or the rules or regulations of any United States or foreign securities exchange, in which case the party required to make the release or announcement shall, if practicable under the circumstances, allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

     9.3 Reasonable Efforts. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable law (i) to satisfy as promptly as practicable all conditions to Closing set forth in this Agreement that are within such party’s control and (ii) to arrange for the orderly conversion of the operational and accounting systems of the Business to Buyer’s operational platform, including the conversion of financial advisors and client accounts to Buyer’s operating platform as promptly as practicable (taking into consideration the integration and communications plans provided by Buyer to Sellers) after the Closing Date, in each case so as to permit the consummation of the transactions contemplated hereby as promptly as practicable, and each party shall cooperate fully with each other to that end (including, without limitation, as contemplated by the integration and communication plans attached as Schedule 6.1). Each party shall pay their own costs and expenses associated with such preparation for Closing and conversion (including, without limitation, any costs and expenses incurred by Sellers in complying with such cooperation and integration plans and otherwise preparing for conversion, except as contemplated by the transition services agreement to be entered into by the parties pursuant to Section 9.9). Each of Sellers and Buyer will use its reasonable best efforts to obtain consents of all third parties necessary to the consummation of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, as promptly as practical following the date hereof, Seller shall seek any landlord consents required to transfer the Real Estate Leases.
     9.4 Regulatory Applications.
     (a) Buyer and Sellers shall each use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary to consummate the transactions contemplated by this Agreement. Buyer and Sellers agree that they will consult with each other, subject to applicable law, with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or reasonably advisable to consummate the transactions contemplated by this Agreement and each will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby.
     (b) Without limiting the generality of the foregoing, each of Parent and Buyer (or its ultimate parent) will as promptly as practicable, but in no event later than ten days following the execution and delivery of this Agreement, file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form required for the transactions contemplated hereby and any supplemental information required in connection therewith pursuant to the HSR Act. Each party hereto represents and warrants that such notification and report form and all such supplemental information submitted by such party or its ultimate parent, and any additional supplemental information filed by such party or its ultimate parent after the date of the original filing, will be in substantial compliance with the requirements of the HSR Act. Buyer and Sellers shall each furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act. Sellers and Buyer shall keep each other apprised of the status of any communications with, and inquiries or requests for additional information from, the FTC or the DOJ, and shall use their reasonable best efforts to comply promptly with any such inquiry or request. Sellers and Buyer will each use its reasonable best efforts to cause the expiration or early termination of the waiting period required under the HSR Act as a condition to the purchase and sale of the Assets and shall use reasonable best efforts to defend against any action of the FTC or the DOJ to enjoin the sale of the Assets to Buyer.
     (c) Nothing in this Agreement shall obligate Buyer or any of its affiliates to agree (i) to limit in any manner whatsoever, or not to exercise, any rights of ownership of any securities, or to divest, dispose of or hold separate any securities or all or a portion of their respective businesses, assets or properties or of the Business or (ii) to limit in any manner whatsoever the ability of such entities (A) to conduct their respective businesses or own such assets or properties or to conduct the Business or own the Assets or (B) to control their respective businesses or operations or the Business. In addition, without the prior written consent of Buyer, to be delivered in its sole and absolute discretion, neither Seller nor any of their respective affiliates shall take any action required or requested in connection with obtaining any clearance from any Governmental Entity relating to the transactions contemplated by this Agreement or to take any other action that would adversely affect the Business or any of the benefits expected to be derived by Buyer and its affiliates from the transactions contemplated by this Agreement.
     9.5 Intercompany Accounts. All intercompany accounts between Sellers and their affiliates relating to the Business or the Assets shall be, at Sellers’ election, either (a) paid in full on or prior to the Closing Date, (b) paid in full promptly, but in any event within 30 days, after the Closing Date, or (c) canceled without payment (provided, that any such cancellation shall be effected prior to Closing).
     9.6 Notification of Certain Matters. Each party will give prompt notice to the other party of (a) the occurrence, or failure to occur, of any event or existence of any condition that has caused or could reasonably be expected to cause any of its representations or warranties contained in this Agreement to be untrue or inaccurate in any material respect at any time after the date of this Agreement, up to and including the Closing Date, (b) any failure on its part to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, and (c) any material written notice or other material communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement. But no such disclosure will be deemed to prevent or cure any such breach of or inaccuracy in, amend or supplement any Disclosure Schedule to, or otherwise disclose any exception to, any of the representations and warranties set forth in this Agreement.
     9.7 Rejection of Certain Customer Relationships.
     (a) Buyer shall have the right to elect not to assume any customer relationship and not take ownership of that Assets and liabilities with respect to such customer relationship for any of the following reasons:
     (i) such customer’s actual, alleged or apparent involvement in illegal activities (including violations of laws regulating insider trading, violations of Tax laws and fraudulent or deceptive activities or practices) or the existence of facts which form the basis for a reasonable belief that a transaction of the customer (A) involves funds derived from illegal activities or is intended to hide or disguise funds or assets derived from illegal activities, (B) is designed to evade any requirements of the Bank Secrecy Act or its implementing regulations or (C) has no apparent lawful purpose;
     (ii) such customer being (i) deemed to be “politically sensitive”, “high profile” or a “politically exposed person” in conformity with Buyer’s applicable policies and procedures or (ii) a senior foreign political figure, or any of such political figure’s immediate family members or close associates, as defined for purposes of Section 312 of the IMLAFA or for purposes of the USA Patriot Act.
     (b) In the event that Buyer so elects not to assume any such customer relationships and the related Assets and liabilities, Buyer shall provide to Sellers, not less than five business days prior to the scheduled Closing Date, a statement containing a list of each of the customer relationships that are being rejected. Buyer and Sellers shall cooperate with respect to the termination of such accounts. For the avoidance of doubt, the rejection of certain customer relationships by Buyer in accordance with this Section 9.7 is not intended to have any affect on the acquisition consideration adjustment set forth in Section 3.2.
     9.8 Distribution Arrangements. Sellers and Buyer agree to discuss the potential for entering into a distribution arrangement for certain of Sellers’ underwritten equity and fixed income products; provided, however, that this Section 9.8 shall create no obligation on behalf of Sellers or Buyer to enter into any such arrangement.
     9.9 Transition Services Agreement. Sellers and Buyer shall enter into a transition services agreement mutually satisfactory to the parties with respect to the operation of the Business between Closing and the conversion of the operational and accounting systems of the Business to Buyer’s operational platform. The key terms of such transition services agreement are set forth on Exhibit A. Beneficial ownership of the Assets specified in Section 1.1(m) shall transfer to Buyer at Closing and shall be managed by Sellers on behalf of Buyer pursuant to such transition services agreement.

     9.10 Performance by Parties. From the date of this Agreement to the Closing Date, neither Buyer nor Seller will not take any action that could reasonably be expected to cause any of their respective representations and warranties to be or become untrue in any material respect or cause any of the conditions to closing under this Agreement not be satisfied.
     9.10 Limited License. To the extent that, as of the Closing Date, the Assets consist of supplies, packaging, or other materials or signage that incorporate or display any trademark or trade name that is an Excluded Asset, Sellers hereby grants to Buyer, effective as of the Closing Date, a non-exclusive, non-transferable, non-sublicensable license, until the earlier to occur of (i) the depletion of such supplies or (ii) December 31, 2006, to use such trademarks or trade names on such supplies or signage in the manner as such trademarks were used prior to the Closing Date. Buyer agrees not to alter, modify, edit or change such trademarks or trade names in any manner without the prior written consent of Sellers. All goodwill arising from the foregoing use of such trademarks shall inure solely to Seller.
     9.11 Shared Properties. Sellers and Buyer shall use their reasonable best efforts to enter into a mutually satisfactory sublease or space sharing arrangements with respect to the any office space that hosts both operations of the Business and operations of business of the Sellers other than the Business.
     10. Employees and Employee Benefits.
     10.1 Offers of Employment.
     (a) Buyer will offer employment effective immediately after the Closing to all Employees who are actively employed as of the Closing Date. The offered employment shall in each case be at a minimum guaranteed base wage, salary or draw equal or greater to such Employee’s minimum guaranteed base wage, salary or draw in effect with Sellers at Closing, shall provide each Employee with the opportunity to earn commissions for which similarly situated employees of Buyer are eligible, and shall provide each Employee the Replacement Equity Awards set forth on Schedule 10.1(a) of the Disclosure Schedule. The Replacement Equity Award will be conditioned on the Employee releasing Buyer, Sellers and their respective representatives from all liabilities and obligations, and waiving all claims, rights and causes of action that the Employee had, has or may have in connection with his or her equity award. Other terms and conditions of employment offered by Buyer to Employees shall be no less favorable in the aggregate to the terms and conditions provided to similarly situated employees of Buyer. The Employees who accept such offers and become employees of Buyer are referred to in this Agreement as “Transferred Employees.” For purposes of clarification and notwithstanding anything in this Agreement to the contrary, Buyer shall not be obligated to provide Transferred Employees with any commission grid override to which such Transferred Employees may be entitled immediately prior to the Closing Date. Nothing in this Section 10.1 shall obligate Buyer to continue the employment or any terms of employment of any such Transferred Employee for any specific period following the Closing Date.

     (b) Buyer shall be responsible for any liability under, or requirement of notice pursuant to, the WARN Act which arises out of or results from any termination of employment of Transferred Employees by Buyer or any of its affiliates after the Closing. Sellers shall promptly notify Buyer of any termination of any employee of either Seller or of any affiliate of either Seller that could be reasonably likely to affect Buyer’s obligation to provide the notice referred to in the preceding sentence and that occurs prior to the Closing, and Sellers acknowledge that Buyer is relying on and will rely on this covenant for purposes of assessing its obligation to provide such notice. Sellers shall be responsible for any liability under or requirement of notice pursuant to the WARN Act which arises out of or results from any termination of employment of (i) any Employees prior to the Closing and (ii) any Employees who do not become Transferred Employees in connection with the transactions contemplated hereby.
     10.2 Buyer‘s Employee Benefit Plans Generally. As of the Closing, Buyer shall provide Transferred Employees with employee benefits that are no less favorable in the aggregate to the benefits provided to similarly situated employees of Buyer (“Buyer‘s Plans”). After the Closing, the following shall apply:
     (a) Except as otherwise provided in the following subsections of this Section 10, (i) Sellers shall be responsible for providing welfare benefits (including, without limitation, medical, hospital, dental, accidental death and dismemberment, life, disability and other similar benefits) to Transferred Employees for claims incurred and benefits earned at or prior to 12:01 a.m. on the Closing Date and (ii) Buyer shall be responsible for providing such benefits with respect to all claims incurred and benefits earned after 12:01 a.m. on the Closing Date to the Transferred Employees, provided that Buyer provides such benefits under Buyer’s Plans to the applicable Transferred Employee and Buyer’s Plans provide benefits to other similarly situated employees of Buyer under similar circumstances following the Closing. For purposes of this Section 10.2(a), any claim that relates to a continuous period of hospitalization shall be deemed to have been incurred at the commencement of such period of hospitalization and all other claims shall be deemed to be incurred on the date that services are rendered.
     (b) Buyer shall give each Transferred Employee credit for purposes of eligibility, vesting and benefit accrual (other than accrual of benefits under Buyer’s DC Plan (as defined in Section 10.8)) under Buyer’s Plans or personnel policies that cover the Transferred Employee , including Buyer’s vacation, sick leave, and severance policies, for the Transferred Employee’s service with the Company and its affiliates prior to the Closing, shall allow such Transferred Employees to participate in each such Buyer’s Plan without regard to preexisting-condition limitations, waiting periods, evidence of insurability, or other exclusions or limitations not imposed on the Transferred Employee by the corresponding Sellers’ Plans immediately prior to the Closing Date, and shall credit the Transferred Employee with any expenses that were covered by Sellers’ Plans for purposes of determining deductibles, co-pays, and other applicable limits under Buyer’s Plans.
     10.3 Severance Benefits. In the event Buyer does not offer employment to any Employee on the terms specified in Section 10.1(a) (other than as a result of an Employee’s failure to pass Buyer’s standard drug testing and criminal and credit background check policies), Buyer will be responsible for any severance benefits under Sellers’ Severance Practices (as defined below) to which such Employee may become entitled as a result of Sellers’ termination of such Employee’s employment within ten business days following the Closing Date or, in the case of Employees retained by Sellers to assist with the Conversion, within ten business days following the Conversion Date; provided that, with respect to such Employees retained by Sellers to assist with the Conversion, Buyer’s obligation to provide severance benefits shall be limited to those benefits to which such Employee would have been entitled had he or she been terminated by Sellers on the Closing Date. Following the Closing, Transferred Employees will be eligible for severance benefits under Buyer’s Plans to the extent and in the circumstances that similarly situated employees of Buyer are so eligible. Notwithstanding the foregoing, if any Transferred Employee who is not classified as a financial advisor or commissioned employee is involuntarily terminated by Buyer within 12 months following the Closing Date under circumstances that would have qualified the Transferred Employee for severance benefits under any of Sellers’ severance plans or practices listed in Section 5.13 of the Disclosure Schedule other than the Sellers’ Supplemental Severance Plan (“Sellers’ Severance Practices”) if the Transferred Employee had been terminated involuntarily by Seller before the Closing Date, Buyer will provide to the Transferred Employee under Buyer’s Plans benefits that are at least equal to the severance pay and other benefits provided under the applicable Sellers’ Severance Practices.
     10.4 Commissions. For purposes of determining commissions earned by any Transferred Employee, Buyer shall credit to such Transferred Employee historical production levels equal to the “trailing six months” production level such Transferred Employee was assigned by Sellers as of the Closing Date.
     10.5 Disability Benefits and Leaves. Sellers’ Plans shall retain the liability for all long-term and short-term disability benefits payable to any Employee under the terms of Sellers’ long-term and/or short-term disability plans after the Closing with respect to any disability that occurred prior to the Closing (but not with respect to any reoccurrence of such a disability after the Closing). Buyer’s Plans will govern the determination of what, if any, short-term and long-term disability benefits will be paid to any Transferred Employee whose disability occurs after the Closing (or that reoccurs after the Closing).
     10.6 COBRA Coverage. Buyer will satisfy (or cause a Buyer’s Plan to satisfy) all entitlements under Code Section 4980B, Part 6 of Title I of ERISA, or any similar state law (collectively, “COBRA”), with respect to any Transferred Employee or any dependent or former dependent of any Transferred Employee, whose qualifying event occurs following the Closing and Buyer shall have no other COBRA obligation or liability whatsoever with respect to any Employee.
     10.7 Flexible Spending Accounts. Buyer will credit each Transferred Employee (and any “qualified beneficiary” of a Transferred Employee within the meaning of Section 4980B(g) of the Code who has COBRA rights described in Section 10.7 with respect to flexible spending accounts) under a health care and dependent care flexible spending account plan or plans maintained by Buyer (“Buyer’s Flex Plans”) with a balance (positive or negative) as of the Closing equal to the balance credited to the individual under the applicable health care and dependent care flexible spending account plans of Sellers listed in Section 5.13 of the Disclosure Schedule (“Sellers’ Flex Plans”) as of the Closing, and will reimburse each such individual under terms and conditions no less favorable than those that applied under the applicable Sellers’ Flex Plan on the Closing Date for expenses incurred during the current plan year of such Sellers’ Flex Plan (whether incurred before or after the Closing) that had not been reimbursed under such Sellers’ Flex Plan prior to the Closing. Buyer and Sellers will treat the arrangement described in this Section 10.9 as a spin-off of the applicable portions of Sellers’ Flex Plans and a merger of such portions into Buyer’s Flex Plans.
     10.8 Qualified Retirement and 401(k) Plans. Buyer will have no liability for benefits payable under the Parent Retirement Plan, the Parent Non-Qualified Retirement Plan, or the Parent Deferred Compensation Plan (1995 Restatement) (collectively, “Sellers‘ Retirement Plans”). Buyer either currently maintains, or will establish not later than 30 days after the Closing Date, one or more qualified defined contribution plans (“Buyer‘s DC Plan”) that will contain all provisions necessary for the acceptance of direct rollovers of “eligible rollover distributions” as defined in the Code and applicable regulations that Transferred Employees are eligible to receive from Sellers’ Retirement Plans without adversely affecting the qualified status of any Sellers’ Retirement Plan. Buyer’s DC Plan will contain provisions to permit any such direct rollover to include the promissory notes representing any Plan loans outstanding to the Transferred Employee under the Parent Retirement Plan on the date of the direct rollover, and Buyer will cooperate with Sellers to enable such direct rollovers to occur before such loans become defaulted.
     10.9 Other Retained Sellers’ Plans. Sellers will retain all liabilities and obligations with respect to compensation or benefits of any kind payable to or with respect to any Employee, including Transferred Employees, under Sellers’ Plans except as specifically provided in Section 2.1(d), 2.1(e) (but only in respect of workers compensation claims) and 10. Notwithstanding anything to the contrary herein, Sellers shall (a) treat every Transferred Employee who is eligible as of the Closing Date for post-employment medical benefits or who would become eligible for such post-employment medical benefits within six months following the Closing Date, as if such Transferred Employee had retired from employment with Sellers as of the date on which his or her employment with Buyer terminates and shall provide each such Transferred Employee with all such post-employment medical benefits at the time and in the form provided under the applicable Sellers’ Plans (to the extent Sellers continue to provide benefits under any post-employment medical plan to any employees or former employees of Sellers) and (b) with respect to the outstanding equity awards or cash awards held by Transferred Employees as of the Closing Date, treat every Transferred Employee who is eligible as of the Closing Date for “retirement” status under Sellers’ equity and cash incentive plans as if such Transferred Employee had retired from employment with Sellers as of the Closing Date; provided that, Transferred Employees who are or become eligible for post-employment medical benefits in accordance with clause (a) of this sentence shall have the same rights with respect to the amendment and termination of Sellers’ Plans providing such benefits as do similarly situated employees of Sellers; provided further that no interest will accrue upon post-employment medical benefit accounts of any Transferred Employee during the period between the Closing Date and the date, if any, on which such Transferred Employee elects to receive retiree medical benefits and interest will accrue thereafter, if at all, in accordance with the terms of the relevant plans. In connection with Transferred Employees’ eligibility for post-employment medical benefits under Sellers’ Plans, Buyer will use its reasonable best efforts to notify Sellers of the termination of any Transferred Employee’s employment with Buyer.
     10.10 No Third-Party Beneficiaries. Without limiting the generality of Section 14, this Section 10 shall not confer any rights or remedies upon any employee or former employee of any Seller or Buyer or any other person other than the parties and their respective successors and assigns. Nothing in this Agreement, including this Section 10, shall be deemed to constitute Sellers’ “consent” for purposes of any Sellers’ Plan or any other agreement or arrangement between either Seller or any of Sellers’ affiliates and any Employee (including without limitation in connection with any vesting conditions contained in any restricted stock agreement or stock option agreement), to any Employee providing services to Buyer.
     10.11 Retention Program.
     (a) Buyer will provide Transferred Employees, as applicable, with the retention awards set forth on Section 10.11(a) of the Disclosure Schedule, subject to any terms or conditions of such retention awards as determined by Buyer in its sole discretion.
     (b) Sellers will put in place a retention program, consistent with Section 10.11(b) of the Disclosure Schedule, with respect to the retention of certain employees of the Business from the date hereof through the Conversion Date for the purpose of facilitating the Closing and the conversion.
     11. Indemnification.
     11.1 Indemnification by Sellers.
     (a) Subject to the limitations set forth in Section 11.1(b), following the Closing, Sellers, jointly and severally, shall indemnify Buyer and its employees, officers, directors, representatives and affiliates (each, a “Buyer Indemnified

Person”) against any loss, liability, claim, damage, or out-of-pocket expense (including reasonable legal fees and expenses) (collectively, “Damages”) suffered or incurred by the Buyer Indemnified Persons as a result of, arising out of or relating to:
     (i) to the extent not indemnified pursuant to Section 11.1(a)(iv) or (v) below, breach of any representation or warranty made by Sellers contained in this Agreement, the Disclosure Schedule, or the certificate delivered pursuant to Section 4.2(f); or
     (ii) breach of any covenant of Sellers contained in this Agreement; or
     (iii) any liability for Taxes arising out of or in connection with or related to any of the Assets or the Business other than the Assumed Liabilities as described in Section 2.1; or
     (iv) to the extent not an Excluded Liability, (A) the matters set forth in Sections 5.11 (Litigation; Decrees), 5.15 (Compliance with Laws) and 5.18 (Regulatory Matters) of the Disclosure Schedule or (B) any breach of Section 5.11 (Litigation; Decrees); or
     (v) Excluded Liabilities.
     (b) Sellers will have no obligation to indemnify the Buyer Indemnified Persons (i) pursuant to Section 11.1(a)(i) in respect of Damages arising from the breach of, or inaccuracy in, any representation or warranty described therein unless the aggregate amount of all such Damages incurred or suffered by the Buyer Indemnified Persons exceeds $4 million (at which point Sellers will indemnify the Buyer Indemnified Persons for all such Damages in excess of $4 million) or (ii) pursuant to Section 11.1(a)(iv) unless the aggregate amount of all such Damages incurred or suffered by the Buyer Indemnified Persons exceeds $6 million (at which point the Sellers will indemnify the Buyer Indemnified Persons for all such Damages in excess of $6 million); provided, however, that Sellers’ aggregate liability in respect of claims for indemnification pursuant to Section 11.1(a)(i) and 11.1(a)(iv) will not exceed 40% of the Base Acquisition Consideration; provided, further, that the foregoing limitations will not apply to (i) claims for indemnification pursuant to Section 11.1(a)(i) in respect of breaches of, or inaccuracies in, representations and warranties set forth in Section 5.1 (Organization and Authority), Section 5.2 (Non-Contravention), Section 5.4 (Nonforeign Certification), Section 5.6 (Assets) and Section 5.25 (No Brokers) or (ii) claims based upon fraud or intentional misrepresentation. Claims for indemnification pursuant to any other provision of Section 11.1(a) are not subject to the monetary limitations set forth in this Section 11.1(b).

     (c) For purposes of this Section 11, the representations and warranties of Sellers shall be read without giving effect to any qualification or limitation as to materiality or “Material Adverse Effect.”
     (d) For the purposes of this Section 11.1, in computing such individual or aggregate amounts of claims, the amount of each claim shall be deemed to be an amount net of any insurance proceeds and any indemnity, contribution or other similar payment actually recovered and received by or for the benefit of the Buyer Indemnified Person from any third party with respect thereto. Notwithstanding the preceding sentence, to the extent the Buyer Indemnified Person (or any of its affiliates) actually recovers federal or state income taxes (whether in the form of a reduction in Taxes payable, or by the receipt of a refund of Taxes) (collectively, “Tax Recovery”) as a result of a claim arising under this Section 11.1, the Buyer Indemnified Person shall, promptly following such Tax Recovery, refund the amount of such Tax Recovery to Sellers.
     (e) Following the Closing, in the absence of fraud, Buyer’s sole and exclusive remedy with respect to any claims relating to the subject matter of this Agreement or the transactions contemplated hereby (including claims for breaches of representations, warranties, covenants, and agreements contained in this Agreement) shall be pursuant to the indemnification provisions set forth in this Section 11.1.
     11.2 Indemnification by Buyer.
     (a) Subject to the limitations set forth in Section 11.2(b), following the Closing, Buyer shall indemnify Sellers and their respective employees, officers, directors, representatives and affiliates (each, a “Seller Indemnified Person”) against any Damages suffered or incurred by the Seller Indemnified Persons as a result of, arising out of or relating to:
     (i) breach of any representation or warranty of Buyer contained in this Agreement or the certificate delivered pursuant to Section 4.3(c);
     (ii) material breach of any covenant of Buyer contained in this Agreement; or
     (iii) Assumed Liability.
     (b) Buyer will have no obligation to indemnify the Seller Indemnified Persons pursuant to Section 11.2(a)(i) in respect of Damages arising from the breach of, or inaccuracy in, any representation or warranty described therein unless and until the aggregate amount of all such Damages incurred or suffered by the Seller Indemnified Persons exceeds $4 million (at which point Buyer will indemnify the Seller Indemnified Persons for all such Damages from the first dollar), and the Buyer’s aggregate liability in respect of claims for indemnification pursuant to Section 11.2(a)(i) will not exceed 40% of the Base

Acquisition Consideration; provided, however, that the foregoing limitations will not apply to (i) claims for indemnification pursuant to Section 11.2(a)(i) in respect of breaches of, or inaccuracies in, representations and warranties set forth in Section 7.1 (Organization and Authority) or Section 7.5 (No Brokers) or (ii) claims based upon fraud or intentional misrepresentation. Claims for indemnification pursuant to any other provision of Section 11.2 are not subject to the monetary limitations set forth in this Section 11.2(b).
     (c) For the purposes of this Section 11.2, in computing such individual or aggregate amounts of claims, the amount of each claim shall be deemed to be an amount net of any insurance proceeds and any indemnity, contribution or other similar payment actually recovered by or for the benefit of the Seller Indemnified Person from any third party with respect thereto. Notwithstanding the preceding sentence, to the extent the Seller Indemnified Person (or any of its affiliates) actually receives a Tax Recovery as a result of a claim arising under this Section 11.2, the Seller Indemnified Person shall, promptly following such Tax Recovery, refund the amount of such Tax Recovery to Buyer.
     (d) Buyer will not be liable under Section 11.2(a) with respect to any Damages to the extent arising from Sellers’ failure to take, or cause to be taken, such action as Sellers in the prudent management of the Business would customarily pursue to protect its interests and the interests of Buyer and its affiliates or otherwise to mitigate the amount of such Damages.
     11.3 Time for Claims.
     (a) No claim may be made or suit instituted seeking indemnification pursuant to Section 11.1(a)(i) or Section 11.2(a)(i) for any breach of, or inaccuracy in, any representation or warranty unless a written notice pursuant to Section 11.4 is provided to the Indemnitor (as defined below):
     (i) at any time, in the case of any breach of, or inaccuracy in, the representations and warranties set forth in Section 5.1 (Organization and Authority), Section 5.6 (Assets), Section 5.25 (No Brokers), Section 7.1 (Organization and Authority) or Section 7.5 (No Brokers);
     (ii) at any time prior to the sixth anniversary of the Closing Date, in the case of a breach of, or inaccuracy in, the representations and warranties set forth in Section 5.16 (Environmental Matters);
     (iii) at any time prior to the 60th day following the expiration of the applicable statute of limitations, in the case of a breach of, or inaccuracy in, the representations and warranties set forth in Section 5.5 (Taxes) and Section 5.13 (Employee Benefits; ERISA); or
     (iv) at any time prior to the second anniversary of the Closing Date, in the case of any breach of, or inaccuracy in, any other representation and warranty in this Agreement.

     (b) Claims for indemnification pursuant to any other provision of Section 11.1 and Section 11.2 are not subject to the limitations set forth in this Section 11.3.
     11.4 Procedures Relating to Indemnification. All claims for indemnification by a party entitled to be indemnified under this Section 11 (an “Indemnitee”) by another party (an “Indemnitor”) shall be asserted and resolved as follows:
     (a) If any claim or demand for which the Indemnitee may claim indemnity pursuant to Section 11.1 or Section 11.2, as the case may be, (other than claims for indemnity pursuant to Section 11.1(a)(iv) is asserted against or sought to be collected from the Indemnitee by a third party (a “Third-Party Claim”), then the Indemnitee shall give written notice to the Indemnitor as promptly as practicable following the receipt by the Indemnitee of the Third-Party Claim, but in no event later than 10 days after the service of summons or complaint, which notice must specify the nature of the Third-Party Claim and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of the Third-Party Claim) (the “Third-Party Claim Notice”); provided, however, that the failure so to notify the Indemnitor will not relieve the Indemnitor from any liability it may have to the Indemnitee under this Section 11 except to the extent the failure so to notify results in the loss of rights or defenses.
     (b) The Indemnitor shall have 30 days from the date on which the Third-Party Claim Notice is duly given (the “Notice Period”) to notify the Indemnitee whether or not the Indemnitor desires, at its sole cost and expense, to defend the Indemnitee against the Third-Party Claim with counsel of its choice reasonably satisfactory to the Indemnitee.
     (c) If the Indemnitor notifies the Indemnitee within the Notice Period that it desires to defend the Indemnitee against the Third-Party Claim, then (except as provided below) the Indemnitor shall defend, at its sole cost and expense, the Indemnitee by appropriate proceedings, shall use reasonable best efforts to settle or prosecute the proceedings to a final conclusion in such a manner as to avoid the Indemnitee becoming subject to any injunctive or other equitable order for relief, and shall control the conduct of such defense. The Indemnitor shall not be entitled to assume the defense of any Third-Party Claim if the Third-Party Claim seeks any relief other than money damages, including any type of injunctive or other equitable relief; provided, however, that if all claims for injunctive or other equitable relief in the Third-Party Claim are dismissed or otherwise disposed of with prejudice, then the Indemnitee shall so notify the Indemnitor, and the Indemnitor may assume the defense of the remainder of the Third-Party Claim. If the defendants named in any Third-Party Claim include both the Indemnitor and the Indemnitee, and the Indemnitee shall have reasonably concluded that there are legal defenses or rights available to the Indemnitee that are in conflict with those available to the Indemnitor, then the Indemnitee shall have the right to select one law firm to act at the Indemnitor’s expense as separate counsel, on behalf of the Indemnitee. If the Indemnitee desires to participate in, but not control, any other defense or settlement, it may do so at its sole cost and expense and the Indemnitor shall cooperate with the Indemnitee in connection therewith. So long as the Indemnitor is defending in good faith any such Third-Party Claim, the Indemnitee shall not settle such Third-Party Claim without the consent of the Indemnitor, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, to the extent Buyer itself defends any claim pursuant to Section 11.1(a)(iv), Buyer may not consent to the entry of any judgment or enter into any compromise or settlement with respect any such claim without the prior written consent of Sellers (which consent may not be unreasonably withheld or delayed).
     (d) The Indemnitor will not consent to the entry of any judgment or enter into any compromise or settlement with respect to any Third-Party Claim without the prior written consent of the Indemnitee unless such judgment, compromise or settlement (i) provides for the payment by the Indemnitor of money as sole relief for the claimant, (ii) results in the full and general release of the Buyer Indemnified Persons or Seller Indemnified Persons, as applicable, from all liabilities arising or relating to, or in connection with, the Third-Party Claim and (iii) involves no finding or admission of any violation of applicable law or the rights of any person or entity and no effect on any other claims that may be made against the Indemnitee.
     (e) If it is determined that a Third-Party Claim encompasses matters for which the Indemnitee is entitled to indemnification from the Indemnitor as well as matters for which the Indemnitee is directly liable to the third-party claimant and not entitled to indemnification from the Indemnitor, then the Indemnitor shall be responsible for those Damages for which the Indemnitee is entitled to indemnification hereunder and the Indemnitee shall be responsible for those Damages for which it is not entitled to indemnification hereunder.
     (f) To the extent Buyer itself defends a Third-Party Claim, Buyer shall defend such claim in a reasonably prudent manner and in good faith.
     11.5 Survival of Representation and Warranties. The representations and warranties (i) contained in Section 5.1 (Organization and Authority), Section 5.6 (Assets), Section 5.25 (No Broker), Section 7.1 (Organization and Authority) and Section 7.5 (No Broker) shall survive the Closing indefinitely, (ii) contained in Section 5.16 (Environmental Matters) shall survive the Closing until the sixth anniversary thereof, (iii) contained in Section 5.5 (Taxes) and Section 5.13 (Employee Benefits; ERISA) shall survive the Closing until the 60th day following the expiration of the applicable statute of limitations and (iii) contained elsewhere in this Agreement shall survive the Closing until the second anniversary thereof; provided, however, that if any party hereto shall have made a claim for indemnification under Section 11.1(a)(i) or Section 11.2(a)(i) (as applicable) prior to such date with respect to the breach of a representation or warranty, then (notwithstanding the expiration of such period) the representation or warranty applicable to such claim shall survive until, but only for purposes of, the final resolution of such claim. Covenants contained herein shall survive until such time as they are performed or satisfied.
     11.6 Certain Tax Matters. Sellers, on the one hand, and Buyer, on the other hand, agree that, for Tax purposes, all payments made by Sellers, on the one hand, or Buyer, on the other, to or for the benefit of the other under any indemnity provision of this Agreement and for any misrepresentations or breaches of warranties or covenants, shall be treated as adjustments to the Acquisition Consideration and that such treatment shall govern for all purposes hereof except to the extent that the laws of a particular jurisdiction provide otherwise.
     12. Tax Matters.
     12.1 Cooperation. Buyer and Sellers shall, and shall cause their respective subsidiaries and other affiliates to, cooperate with respect to Tax matters. Buyer and Sellers shall provide one another with such information as is reasonably requested in order to enable the requesting party to complete and file all Tax Returns that they may be required to file with respect to the Business or the Assets or to respond to audits, inquiries or other proceedings by any Taxing Authority and otherwise to satisfy Tax requirements. Such cooperation shall further include (a) promptly forwarding copies of appropriate notices, forms, or other communications received from or sent to any Taxing Authority, and (b) promptly providing reasonably requested copies of all relevant Tax Returns together with accompanying schedules and related workpapers, documents relating to rulings, audits, or other determinations by any Taxing Authority and records concerning the ownership and tax basis of property, in each case only to the extent such materials relate to the Business or the Assets.
     12.2 Filing Responsibility. Sellers shall prepare and timely file all Tax Returns (a) with respect to Taxes attributable to the Assets or the Business that are required to be filed (taking into account extensions therefor) on or prior to the Closing Date (taking into account an extension therefore). Buyer shall timely file or cause to be timely filed all Tax Returns (taking into account extensions therefor) attributable to the Assets or the Business after the Closing Date. Buyer and Sellers shall discharge all Tax liabilities shown on Tax Returns based on the assumption and allocation of Tax liabilities provided in this Agreement without regard to the party that has prepared the Tax Return, and the party responsible for payment of any amount of Taxes shown due on a Return shall pay such unpaid amount to the party filing the Tax Return no later than one business day prior to the filing of such Tax Return.
     12.3 FIRPTA Certification. Each Seller agrees to provide to Buyer a certificate that, as of the Closing Date, such Seller is not a “foreign person” within the meaning of section 1445 of the Code and the Treasury Regulations thereunder, such certificate to be substantially in the form attached as Schedule 12.3 hereto. If each Seller does not deliver such certificate to Buyer, Buyer shall be entitled to withhold 10% of the Acquisition Consideration as required by section 1445 of the Code.

     12.4 Other Tax Matters. Notwithstanding anything in this Agreement to the contrary, Sellers shall (i) maintain, solicit and collect from their clients any forms, certifications and other information required in connection with federal, state, local or foreign tax withholding, backup withholding or reporting requirements applicable to the Assets or the Business (including IRS Forms W-9 and W-8 for any taxable period (or portion thereof) ending on or before the Closing Date (collectively, “Customer-Provided Information”)); (ii) prepare with respect to the 2005 calendar year and the portion of the 2006 calendar year ending on or prior to the Closing all forms, information and reports, and shall timely withhold, deposit and pay all amounts, required in connection with federal, state, local or foreign tax withholding, backup withholding or reporting requirements applicable to the Assets or the Business (including IRS Forms 1099, 1098, 1042, 1042-S and 945); and (iii) provide Buyer with reasonable opportunity on or prior to the Closing to review the systems used to effectuate the foregoing.
     13. Assignment. This Agreement and the rights hereunder shall not be assignable or transferable by Buyer or Sellers without the prior written consent of the other party hereto, which consent may be withheld in a party’s sole discretion; provided, however, that Buyer shall be permitted to assign its rights hereunder to any affiliate of Buyer; provided, further, that no such assignment shall relieve Buyer of its obligations hereunder.
     14. No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their successors and permitted assigns, and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto (or, as specified in Section 11 the Seller Indemnified Parties and the Buyer Indemnified Parties), and such successors and assigns, any legal or equitable rights hereunder.
     15. Termination.
     15.1 Generally. Anything contained herein to the contrary notwithstanding, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing as follows:
     (a) by mutual written consent of Sellers and Buyer;
     (b) by Sellers or Buyer, if either (i) a breach by the other party of any representation or warranty contained herein, which breach cannot reasonably be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot reasonably be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach and, in the case of either (i) or (ii), which breach, individually or in the aggregate with other such breaches, would cause the conditions set forth in Section 4.2(a) or (b), in the case of a breach by Sellers, or Section 4.3(a) or (b), in the case of a breach by Buyer, not to be satisfied;

     (c) by Sellers or Buyer, if the approval of any Governmental Entity required for consummation of the transactions contemplated by this Agreement shall have been denied by such Governmental Entity, or such Governmental Entity shall have requested the withdrawal of any application therefor, or any such approval shall be made subject to any condition or restriction described in Section 4.2(e); or
     (d) by Sellers or Buyer, if the Closing does not occur on or prior to September 30, 2006;
provided, however, that the failure to satisfy the conditions or consummate the transactions contemplated by this Agreement did not result from the breach in any material respect by the party seeking termination pursuant to clause (b), (c) or (d) of any of its representations, warranties, covenants, or agreements contained in this Agreement.
15.2 Effect of Termination. In the event of termination by Sellers or Buyer pursuant to this Section 15, written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein:
(a) Buyer shall return to Sellers all documents and other material received from or on behalf of Sellers relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof; and
(b) all confidential information received by Buyer shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect in accordance with the terms thereof notwithstanding the termination of this Agreement.
15.3 Survival of Certain Provisions. If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in this Section 15, this Agreement shall become void and of no further force and effect, except for the following provisions: (a) Section 6.1 relating to the obligation of Buyer to keep confidential certain information and data obtained by it from Sellers; (b) Section 16 relating to certain expenses, (c) Section 9.2 relating to publicity; (d) Sections 5.25 and 7.5 relating to finder’s fees and broker’s fees and commissions, and (e) Sections 15 and 24. Upon any termination pursuant to this Section 15, no party shall have any further liability or obligation hereunder other than for any pre-termination willful or intentional breach by such party of the terms and provisions of this Agreement or for pre-termination breach of any payment obligations under this Agreement.
     16. Expenses. Whether or not the transactions contemplated hereby are consummated, and except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses.

     17. Amendments; Waiver. No amendment to this Agreement shall be effective unless it shall be in writing and signed by all parties hereto. No waiver will be effective unless memorialized in writing and signed by the party against whom such waiver is to be enforced; and no waiver of any breach of this Agreement will be implied from any forbearance or failure of a party to take action thereon.
     18. Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand, or sent by telecopy, or sent, postage prepaid, by United States registered, certified, or express mail, or reputable overnight courier service, and shall be deemed given, if delivered by hand, when so delivered, or if sent by telecopy, when received, or if sent by mail, three business days after mailing (two business days in the case of express mail), or if sent by overnight courier service, one business day after delivery to such service, as follows:

(a)	if to Buyer, to

Attention:
Facsimile No.:

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Attention: David Leinwand
Facsimile No.: (212) 225-3999

(b)	if to any Seller, to

Piper Jaffray Companies
800 Nicollet Mall, Suite 800
Minneapolis, Minnesota 55402
Attention: General Counsel
Facsimile No.: (612) 303-8199

with a copy to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention: Mitchell S. Eitel
Facsimile No.: (212) 558-3588

Any party hereto may change the address to which notices and other communications are to be delivered or sent by giving the other parties notice in the manner herein set forth.

     19. Interpretation. In this Agreement, the Disclosure Schedule and any exhibits hereto:
     (a) words denoting the singular include the plural and vice versa and words denoting any gender include all genders;
     (b) “including” means “including without limitation”;
     (c) “affiliate” has the meaning set forth in Rule 12b-2 of the General Rules and Regulations under the Exchange Act;
     (d) “business day” means any day other than a Saturday, Sunday, or a day that is a statutory holiday under the laws of the United States or the States of Minnesota or New York;
     (e) “law” means all statutes, laws, ordinances, rules, orders, and regulations of any Governmental Entity applicable to the Business;
     (f) “person” means an individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization, government, governmental department, or agency or other entity;
     (g) the use of headings is for convenience of reference only and shall not affect the meaning or interpretation of this Agreement, the Disclosure Schedule, or any exhibits annexed hereto;
     (h) when calculating the period of time within which or following which any act is to be done or step taken, the date that is the reference day in calculating such period shall be excluded and, if the last day of such period is not a business day, the period shall end on the next day that is a business day;
     (i) all dollar amounts are expressed in United States funds, and all amounts payable hereunder shall be paid in United States funds;
     (j) money shall be tendered by wire transfer of immediately available federal funds to the account designated in writing by the party that is to receive such money;
     (k) the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement refer to this Agreement as a whole and not only to a particular Section in which such words appear; and
     (l) all references to statues or regulations are deemed to refer to such statutes and regulations as amended from time to time or as superseded by comparable successor provisions.

     20. Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties.
     21. Entire Agreement. This Agreement (including the Disclosure Schedule and the exhibits hereto) and the Confidentiality Agreement contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.
     22. Bulk Transfer Laws. Subject to Sellers indemnification obligation pursuant to Section 11.1(a)(iii), Buyer acknowledges that Sellers and Buyer will not comply with the provisions of any bulk transfer laws or tax laws relating to bulk transfers of any jurisdiction in connection with the transactions contemplated by this Agreement, waives any requirement of compliance with such laws, and agrees that such non-compliance does not constitute a breach of any representation, warranty, or covenant of Sellers contained in this Agreement notwithstanding anything stated in Section 5 or any other Section of this Agreement.
     23. Severability. If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal, or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other provision hereof.
     24. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state, without regard to the conflicts-of-law principles of such state.
     25. Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms and that prior to the Closing, the parties shall be entitled to an injunction to prevent breaches of this Agreement or to enforce specifically the performance of the terms hereof, in addition to any other remedy to which the parties are entitled. Notwithstanding anything herein to the contrary, no party shall be entitled to any indirect, special, incidental or consequential damages except in the case of bad faith, intentional breach, fraud or intentional misrepresentation.
     26. Disclosure Schedule. Matters reflected in the Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedule. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.
     27. Knowledge. For all purposes of this Agreement, “Knowledge” of Sellers or a similar phrase means the actual knowledge of those officers of Sellers set forth on Exhibit B, based upon the reasonable diligence of such persons exercised in the ordinary course of carrying out their duties and responsibilities with respect to the Business.
     28. Parent. Parent agrees to take all action necessary to cause the Company to perform all of its obligations under this Agreement.
* * * * *
[Signature Page Follows]

     The parties have caused this Agreement to be duly executed as of the date first written above.

SELLERS:	BUYER:

PIPER JAFFRAY COMPANIES	UBS FINANCIAL SERVICES INC.

By: /s/ Andrew S. Duff	By: /s/ Robert J. Chersi
Name: Andrew S. Duff	Name:Robert J. Chersi
Title: Chairman and Chief Executive Officer	Title: Member of Group Managing Board

PIPER JAFFRAY & CO.

By: /s/ Andrew S. Duff	By: /s/ Dianne Frimmel
Name: Andrew S. Duff	Name: Dianne Frimmel
Title: Chairman and Chief Executive Officer	Title: Member of Group Managing Board